As filed with the Securities and Exchange Commission on November 18, 2011

Registration No. 333-176882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CHINO COMMERCIAL BANCORP
(Exact name of registrant as specified in its charter)

California	6021	20-4797048
(State of Incorporation)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification No.)

14245 Pipeline Avenue
Chino, California 91710
(909) 393-8880
(Address and telephone number of principal executive offices and principal place of business or intended principal place of business)

Dann H. Bowman
President and Chief Executive Officer
Chino Commercial Bancorp
14245 Pipeline Avenue
Chino, California 91710
(909) 393-8880
(Name, address and telephone number of agent for service)

Copies to:
Nikki Wolontis, Esq.
King, Holmes, Paterno & Berliner, LP
1900 Avenue of the Stars, 25th Floor
Los Angeles, California 90067
(310) 551-7411; (310) 282-8903 (fax)

Approximate Date of Commencement of Proposed Sale of the Securities to the Public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definition of “large accelerated filer,” “accelerated filer,” “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  Check one:

Large Accelerated Filer ☐	Accelerated Filer: ☐	Non-accelerated Filer: ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company: ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered1	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Subscription Rights to Purchase Shares of Common Stock	–	—	—	2	—	2
Common Stock, no par value, underlying the Subscription Rights	–	–	$2,368,412		$274.98	3

1 This registration statement relates to (a) the subscription rights to purchase shares of our common stock, and (b) shares of our common stock deliverable upon the exercise of the subscription rights.

2 The subscription rights are being issued without consideration.  Pursuant to Rule 457(g), no separate registration fee is payable with respect to the subscription rights being offered hereby since the subscription rights are being registered in the same registration statement as the securities to be offered pursuant thereto.

3 Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2011

PRELIMINARY PROSPECTUS

CHINO COMMERCIAL BANCORP

Up to 235,718 Shares of Common Stock
at $10.50 Per Share1

We are offering for sale up to 224,494 shares1 of our common stock on a “best efforts” basis and are also distributing, at no charge to our shareholders, transferable subscription rights to purchase all 224,494 of such shares, plus approximately 11,224 “bonus” shares as described further below.  We are offering the shares first to our existing shareholders pursuant to the subscription rights, and then (if any shares remain available) to other interested investors on a non-rights basis.  While the purchase price in both cases is $10.50 per share, persons exercising subscription rights will receive a bonus equal to five percent (5%) of the number of shares purchased pursuant to such rights, for no additional consideration.  Subscription rights will be distributed to persons who owned shares of our common stock as of 5:00 p.m., Pacific Time, on November 18, 2011, the record date for the rights offering.  There is no minimum purchase requirement and we are not required to sell any minimum number of shares in this offering.  We will not escrow your subscription funds.  See “TERMS OF THE OFFERING.”

Although our common stock is quoted on the OTC Bulletin Board (symbol “CCBC”), there has been a very limited trading market in our common stock, and it is not anticipated that an active market will develop as a result of this offering.  See “RISK FACTORS” and “MARKET INFORMATION AND DIVIDEND POLICY AND RELATED MATTERS.”  As of November 17, 2011, the last reported sales price of our common stock was $10.00.

Investing in our common stock involves risks.  See “RISK FACTORS” beginning on page 19.

	Per Share1	Total
Offering Price	$10.50	$2,357,187
Underwriting Discounts and Commissions2	–	–
Proceeds to Chino Commercial Bancorp	$10.50	$2,357,187	3

Neither the Securities and Exchange Commission nor any states securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

1 We are offering the shares first to our existing shareholders pursuant to subscription rights until January 20, 2012, and then (if any shares remain available) to other interested investors on a non-rights basis.  While the purchase price in both cases is $10.50 per share, persons exercising shareholder subscription rights will receive a bonus equal to five percent (5%) of the number of shares purchased pursuant to such rights, for no additional consideration.  If all shares offered were purchased on a rights basis, the total number of shares issued would be approximately 235,718.  The actual number of shares issued would actually be slightly lower than this figure due to the fact that each shareholder's bonus shares will be rounded down to the nearest whole number.  The per share price is for the purchased shares only and does not include any adjustment to reflect the bonus shares.  See “TERMS OF THE OFFERING.”

2 This offering is not underwritten.  We are offering the shares of common stock directly to the public through our officers and directors without the services of an underwriter or selling agent.  However, we may retain the services of a broker or placement agent to assist us on a best efforts basis with the non-rights portion of the offering if circumstances warrant.  If we do so, we do not expect such broker or agent to be obligated to sell or to purchase any of the shares, and we would expect to pay such firm, as compensation for its services on completion of the offering, a placement fee of 5% of the dollar amount of shares purchased by investors introduced by such firm, plus reasonable out-of-pocket expenses.  Our officers and directors are not entitled to receive any discounts or commissions for selling any shares, but may be reimbursed for reasonable expenses they incur, if any.

3 Represents the maximum proceeds from the sale of all 224,494 shares at $10.50 per share (plus the bonus shares to be issued for no additional consideration) before deduction of estimated offering expenses of $115,775.

The date of this prospectus is November ___, 2011

The shares of common stock offered hereby are not deposits and are not insured by the FDIC or any other governmental agency.  The shares of common stock may not be used as collateral to secure a loan from Chino Commercial Bank and loans from Chino Commercial Bank may not be used to purchase this stock.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1

WHERE YOU CAN FIND MORE INFORMATION	1

FORWARD-LOOKING STATEMENTS	2

QUESTIONS AND ANSWERS RELATING TO THE OFFERING	4

PROSPECTUS SUMMARY	8

SUMMARY FINANCIAL DATA	17

RISK FACTORS	19

TERMS OF THE OFFERING	28

CAPITALIZATION	33

MARKET INFORMATION AND DIVIDEND POLICY AND RELATED MATTERS	34

USE OF PROCEEDS	36

PLAN OF DISTRIBUTION	36

REGULATORY MATTERS	37

DESCRIPTION OF CAPITAL STOCK	39

LEGAL MATTERS	40

EXPERTS	40

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different or inconsistent information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus and the documents incorporated by reference or any free writing prospectus is accurate only as of their respective dates.  Chino Commercial Bancorp’s business, financial condition, results of operations and prospects may have changed since those dates.

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities offered under this prospectus.  That registration statement can be read at the Securities and Exchange Commission’s website or at the Securities and Exchange Commission’s offices mentioned under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our” or similar references mean Chino Commercial Bancorp and its wholly owned subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports and proxy statements and other information with the SEC.  You may read and copy these reports, proxy statements and information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Chino Commercial Bancorp, that file electronically with the SEC.  You may access the SEC’s web site at http://www.sec.gov.  Copies of certain information filed by us with the SEC are also available on our website at www.chinocommercialbank.com.  Information on our website is not part of this prospectus.

The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents.  The information incorporated by reference is considered to be part of this prospectus.  We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, as amended;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2011, as amended; and

•	Our Current Reports on Form 8-K filed with the SEC on April 15, July 6, and November 10, 2011.

We will provide each person to whom this prospectus is delivered, including any beneficial owner of our shares, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, upon written or oral request at no cost, by writing or telephoning us at the address set forth below.

Chino Commercial Bancorp
14245 Pipeline Avenue
Chino, California 91710
Attention:  Sandra F. Pender
(909) 393-8880

FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this prospectus, together with all documents incorporated by reference, may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act.  Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information.  Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “would,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” or the negative of such terms and other similar words and expressions of future intent.  These forward-looking statements are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections.  Such risks and uncertainties and other factors include, but are not limited to, adverse developments or conditions related to or arising from:

•	significant volatility and deterioration in the credit and financial markets; and adverse changes in general economic conditions;

•
deterioration in our asset or credit quality, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the residential and commercial real estate markets;

•	inflation and changes in the interest rate environment (including changes in the shape of the yield curve) that reduce our margins or the fair value of financial instruments;

•
the potential for further regulatory action against us or the Bank, which could require us to increase our allowance for loan losses, write down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•	fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

•	the availability of capital;

•	changes in laws or government regulations affecting financial institutions, including changes in regulatory costs and capital requirements, as well as changes in monetary and fiscal policies;

•	the use of estimates in determining the fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	our ability to attract and retain deposits and loans in view of increased competitive pressures and other factors;

•	further increases in premiums for deposit insurance;

•	our ability to control general operating costs and expenses;

•	the soundness of other financial institutions;

•	environmental conditions, including natural disasters, or the impacts of war or terrorist attacks, any of which may disrupt our business, our operations or our borrowers;

•	the failure or security breach of computer systems on which we depend;

•	the effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act or other changes in laws, regulations, and accounting rules, or their interpretations;

•
general economic or business conditions in California and other regions where the Bank has operations, including, but not limited to, adverse changes in economic conditions resulting from a prolonged economic downturn;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	changes in consumer spending, borrowing and savings habits;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, taxing authorities and the Financial Accounting Standards Board;

•	other risks that are described in this prospectus and our other public filings with the SEC including the documents incorporated by reference herein; and

•	our ability to manage the risks involved in the foregoing.

You should also consider carefully the statements under “RISK FACTORS” and other sections of this prospectus and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements.  We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus and the documents we incorporate by reference.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results contemplated by these forward-looking statements.  In addition, our past results of operations do not necessarily indicate our future results.  Please take into account that forward-looking statements speak only as of the date of, and are based on our beliefs and assumptions as of the date of this prospectus or, in the case of documents incorporated by reference, the date of such document.  We do not undertake any obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or otherwise.  We qualify all of our forward-looking statements by these cautionary statements.

QUESTIONS AND ANSWERS RELATING TO THE OFFERING

What is the rights portion of the offering?

We are distributing at no charge, to holders of our shares of common stock, transferable subscription rights to purchase shares of our common stock at a price of $10.50 per share, and to receive certain “bonus” shares as described below.  You will receive subscription rights to purchase three shares for every ten shares of common stock you owned as of 5:00 p.m., Pacific Time, on November 18, 2011, the record date.  The subscription rights entitle the holder to exercise these “basic” subscription rights as well as an over-subscription privilege, both of which are described below.

What are the basic subscription rights?

The basic subscription rights give our shareholders the right to purchase a specified number of shares of our common stock at a subscription price of $10.50 per share, although we reserve the right in our sole discretion not to offer shares to, or honor subscription rights from, any person who is not a resident of California.  In addition, persons exercising subscription rights will receive bonus shares equal to five percent (5%) of the number of shares purchased pursuant to such rights, for no additional consideration.  We have granted to you, as a shareholder of record as of 5:00 p.m., Pacific Time, on November 18, 2011, basic subscription rights to purchase three shares of our common stock for every ten shares of our common stock you owned on that date.  We will not issue fractional shares through the exercise of the basic subscription rights, and any fractional share interests resulting from the exercise of the basic subscription rights will be eliminated by rounding down to the nearest whole share.  For example, if you owned 200 shares of our common stock on the record date, you would receive basic subscription rights to purchase 60 shares of common stock for $10.50 per share, and you would receive a total of 63 shares, including the “bonus” shares described above.  If you owned 100 shares, you would receive 31 shares due to rounding down.  If you owned fewer than ten shares as of the record date, you will not be eligible to participate in the rights offering, though you can purchase shares in the non-rights portion of the offering if you desire.  You may exercise all or a portion of your basic subscription rights or you may choose not to exercise any subscription rights at all.  However, if you exercise less than your full basic subscription rights, you will not be entitled to purchase any additional shares by using your over-subscription privilege.

If you hold our stock in certificate form, the number of shares you may purchase pursuant to your basic subscription rights is indicated on the enclosed shareholder subscription rights agreement.  This shareholder subscription rights agreement is the only legal document you will receive evidencing your subscription rights; however, if you should lose it, we have a record of all subscription rights and can send you a duplicate if time permits.  If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, the rights will be issued to the nominee record holder for each share of our common stock that you own at the record date.  If you are not contacted by your custodian bank, broker, dealer or other nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege?

If you purchase all shares available to you pursuant to your basic subscription rights, you may also choose to purchase, at the same purchase price of $10.50 per share, a portion of any shares of our common stock in this offering that are not purchased through the exercise of basic subscription rights.  You will also receive bonus shares equal to five percent (5%) of the number of shares purchased pursuant to such over-subscription privilege, for no additional consideration.  You should indicate on your shareholder subscription rights agreement how many additional shares you would like to purchase pursuant to your over-subscription privilege.

If sufficient shares of common stock are available, we will honor your over-subscription request in full.  If, however, over-subscription requests exceed the number of shares available, the available shares of common stock among rights holders who exercise their oversubscription privileges will be allocated by us on a discretionary basis, after giving consideration to both the number of shares each rights holder subscribed for under his or her basic subscription rights and the number of shares requested through the exercise of the over-subscription privilege.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the time you deliver payment to exercise your basic subscription rights.  We will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, so if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver full payment for the maximum number of shares you wish to purchase under your over-subscription privilege.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No.  You may exercise any portion of your subscription rights, or you may choose not to exercise any subscription rights.  However, if you do not exercise your basic subscription rights in full, your ownership interest will be diluted as a result of the stock offering.

How soon must I act to exercise my subscription rights?

In order to exercise any or all of your subscription rights, you must make sure that we receive your completed and signed subscription rights agreement and payment prior to 5:00 p.m., Pacific Time, on January 20, 2012.  This deadline applies both to your basic subscription rights and to your over-subscription privilege.  While you may still purchase shares, if available, after that date on a non-rights basis, the shares will only be available, if at all, on the same basis as for non-rights subscribers, i.e., with no bonus shares attached.  If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your nominee may establish a deadline prior to 5:00 p.m., Pacific Time, on January 20, 2012, by which you must provide it with your instructions to exercise your subscription rights and payment for your shares.  Our board of directors may, in its discretion, extend the rights portion of the offering without notice to subscribers, and may cancel or amend the rights offering at any time.  In the event that the rights offering is cancelled, all subscription payments received will be returned promptly, without interest or penalty.

Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., Pacific Time, on January 20, 2012 (unless extended), whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

The basic subscription rights are transferable, but the over-subscription privileges are not.  Any transferees of basic subscription rights must exercise such rights on or before January 20, 2012 in the same manner as the original holder as described above.  However, we do not intend to make any arrangements for the rights to be authorized for trading on the OTC Bulletin Board; consequently, only private trades of the rights are contemplated, and we do not intend to assist shareholders with the transfer of such rights.

In addition, please remember that we reserve the right in our sole discretion not to offer shares to, or to honor subscription rights from, any person, including a transferee of subscription rights, who is not a resident of California.

Is there a minimum purchase requirement to participate in the rights offering?

No.  There is no individual minimum purchase requirement.

Are there any limits on the number of shares I may purchase?

No.  You may subscribe for any number of shares.  However, except in connection with the exercise of basic subscription rights, we reserve the right to allocate shares and to accept subscriptions in our sole discretion, and to reject any subscription, in whole or in part.

How do I exercise my subscription rights if I own shares in certificate form?

If you hold your shares in certificate form and wish to participate in the rights offering, you must deliver a properly completed and signed shareholder subscription rights agreement, together with payment in full, to us before 5:00 p.m., Pacific Time, on January 20, 2012.  In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the shareholder subscription rights agreement.  You are solely responsible for completing delivery to us of your subscription documents and payment.  We urge you to allow sufficient time for delivery of your subscription materials to us so that they are received by us and all funds have cleared by 5:00 p.m., Pacific Time, on January 20, 2012.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, we will apply your payment to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares.  You should also indicate on your shareholder subscription rights agreement how you would like us to handle any funds we receive after January 20, 2012 which we therefore cannot use to honor any subscription rights.  Depending on your instructions, we can apply such funds to the purchase of shares on a non-rights basis at $10.50 per share without any bonus shares, or return the excess funds to you, without interest or deduction, as soon as practicable following the expiration of the rights offering.

What form of payment is required to purchase the shares?

As described in the instructions accompanying the shareholder subscription rights agreement, payments submitted to us must be made in full United States currency by:

•	U.S. currency by certified check, bank check, personal check or money order payable to “Chino Commercial Bancorp Stock Offering Account.”

•	Wire transfer of immediately available funds to the “Chino Commercial Bancorp Stock Offering Account,” ABA No. 122243062, Account No. 1900166, Attention: Trish Bowman.

Please remember that in order for us to accept payments by the expiration date, the funds for such payments must have cleared by that date.  If you plan to use a personal check, please bear this in mind and send in your subscription so that we receive it at least five business days prior to the expiration date to allow the funds to clear.  If we receive your subscription after the rights expiration date, we will treat your subscription as a subscription for shares on a non-rights basis.

What should I do if I want to participate in the rights offering, but my shares are held in the name of a custodian bank, broker, dealer or other nominee?

If you hold your shares of common stock through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own.  If you are not contacted by your nominee, you should contact your nominee as soon as possible.  Your nominee must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase.  You will not receive a shareholder subscription rights agreement.  Please follow the instructions of your nominee.  Your nominee may establish a deadline that may be before the January 20, 2012 expiration date that we have established for the rights offering.

What is the non-rights offering of unsubscribed shares?

If shares of common stock remain available for sale after the expiration of the rights offering, we will offer and sell those remaining shares to other interested investors on a non-rights basis at the same purchase price of $10.50 per share.  However, investors purchasing shares in the non-rights portion of the offering will not receive any “bonus” shares in connection with their purchases.  The expiration date for non-rights subscribers is February 29, 2012, subject to extension without notice to subscribers.  If you are a shareholder participating in the rights offering, the only reason for you to participate in the non-rights portion of the offering would be if you were unable to meet the expiration date for the rights offering, or chose after that date to purchase additional shares.  If you send in a subscription rights agreement but we receive it after the rights expiration date, we will treat your subscription as a subscription for shares on a non-rights basis.  In connection with the non-rights portion of the offering, we may retain the services of a broker or placement agent to assist us on a best efforts basis if circumstances warrant.  See “PLAN OF DISTRIBUTION.”

After I send in my subscription agreement and my payment, may I cancel my subscription or my exercise of subscription rights?

No.  Once you submit the subscription agreement and your payment, you will not be allowed to revoke your subscription or request a refund of monies paid.  All subscriptions, whether they involve the exercise of subscription rights or not, are irrevocable, even if you learn information about us that you consider to be unfavorable.  Therefore, you should not submit a subscription agreement unless you are certain that you wish to purchase shares.

What fees or charges apply if I purchase shares of the common stock in the rights offering?

We are not charging any fee or sales commission to issue subscription rights or shares to you (other than the subscription price).  If you exercise your subscription rights or purchase shares through a custodian bank, broker, dealer or other nominee, you are responsible for paying any fees your nominee may charge you.

Has our board of directors made a recommendation to our shareholders regarding the rights offering or the purchase of shares in this offering?

No.  Our board of directors is making no recommendation regarding your exercise of subscription rights or the purchase of shares in the non-rights offering of unsubscribed shares, if any.  Persons who exercise subscription rights and those who purchase shares in the public offering of unsubscribed shares risk investment loss on new money invested.  We cannot predict the price at which our shares of common stock will trade; therefore, we cannot assure you that the market price for our common stock will be above either subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price.  We urge you to make your decision based on your own assessment of our business, the rights offering and any public offering of unsubscribed shares.  Please see “RISK FACTORS” for a discussion of some of the risks involved in investing in our common stock.

When will I receive my new shares?

If you currently hold your stock in certificate form, our transfer agent will mail you a stock certificate as soon as practicable after the close of the applicable portion of the offering during which you subscribed.  If you exercised subscription rights, your shares will be issued as soon as practicable after the January 20, 2012 rights expiration date, which date may be extended.  If you subscribe for additional shares on a non-rights basis, such shares will be issued as soon as practicable after the conclusion of the entire offering, or the close of that portion of the non-rights portion of the offering during which you subscribed.  That date is presently set at February 29, 2012, but may also be extended.  In addition, we reserve the right to have multiple closings of both the rights and non-rights portions of the offering should we determine this to be advisable in our sole discretion, in which case you will receive your shares shortly after the close of that portion of the offering during which you subscribed.  It is currently anticipated that we will have the first partial closing of the rights offering immediately prior to year-end in order that the funds received to that date can be reflected as capital in our audited financial statements for the fiscal year ending December 31, 2011.  It is further anticipated that the convertible notes issued to certain directors to finance the Company’s temporary cash flow needs would also be converted to common stock as of that first closing date.  See “SUMMARY - Recent Developments - Mandatorily Convertible Notes to Directors.”

If your shares as of November 18, 2011 were held by a custodian bank, broker, dealer or other nominee, you will not receive stock certificates for your new shares.  Instead, your nominee will be credited with the shares of common stock you purchase, according to the same timeframe as described above with respect to stock certificates.

Whom should I contact if I have other questions?

If you have other questions regarding Chino Commercial Bancorp, the Bank or the stock offering, please contact Trish Bowman, Shareholder Relations, at (909) 204-7300 or trishbowman@chinocommercialbank.com; or Sandra F. Pender, Chief Financial Officer, at (909) 393-8880 or spender@chinocommercialbank.com.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  Because this is a summary, it may not contain all of the information that may be important to you.  Therefore, you should carefully read this entire prospectus and other documents to which we refer herein before making a decision to invest in our common stock, including the risks discussed under the “RISK FACTORS” section and our financial statements and related notes which are incorporated by reference from our periodic Exchange Act filings.

As used in this prospectus, the terms “we,” “us” and “our” refer to Chino Commercial Bancorp and its subsidiaries unless the context indicates another meaning.

Who We Are

Chino Commercial Bancorp is a bank holding company headquartered in Chino, California.  Chino Commercial Bank has been our wholly owned subsidiary since we completed our holding company reorganization and acquired all of its outstanding shares effective July 1, 2006.  Our principal offices are located at 14245 Pipeline Avenue, Chino, California 91710.  Our telephone number is (909) 393-8880, and our website address is www.chinocommercialbank.com.

Chino Commercial Bank is a national bank headquartered in Chino, California which opened for business in September 2000 and currently operates from three full service locations in Chino, Ontario and Rancho Cucamonga, California.  We opened our Ontario branch in January 2006 and our Rancho Cucamonga branch in April 2010.  Chino Commercial Bank is a member of both the Federal Reserve System and the Federal Home Loan Bank, and its deposit accounts are insured under the Federal Deposit Insurance Act up to applicable limits thereof.

As of September 30, 2011, we had total assets of $106.2 million; total deposits of $94.9 million; loans, net of unearned fees of $56.9 million; and stockholders’ equity of $7.3 million.

We provide a wide variety of lending products for both businesses and consumers.  Commercial loan products include lines of credit, letters of credit, term loans, equipment loans, commercial real restate loans, construction loans, accounts receivable financing, working capital financing.  Financing products for individuals include auto, home equity, overdraft protection lines and, through a third party provider, MasterCard debit cards.  Real estate loan products include construction loans, land loans, mini-perm commercial real estate loans, and home mortgages.

As a community-oriented bank, we offer a wide array of personal, consumer and commercial services generally offered by a locally-managed, independently-operated bank.  We provide a broad range of deposit instruments and general banking services, including checking, savings accounts (including money market demand accounts), certificates of deposit for both business and personal accounts; internet banking services, such as cash management and Bill Pay; telebanking (banking by phone); and courier services.

Performance Highlights

Operating Results for Third Quarter 2011 versus Third Quarter 2010.  Net income for the quarter ended September 30, 2011 was $120,113 compared with $194,041 for the quarter ended September 30, 2010, a decline of 38.1%.  Basic and diluted earnings per share for the third quarter of 2011 was $0.16, compared to $0.26 for the third quarter of 2010.  The Company’s annualized return on average equity was 6.65% and annualized return on average assets was 0.46% for the quarter ended September 30, 2011, compared to 11.30% and 0.67%, respectively, for same quarter in 2010.  The primary reasons for the change in net income during the third quarter of 2011 are as follows:

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The provision for loan losses decreased to $2,221 during the third quarter of 2011, a decrease of 85.8%, compared to $15,644 for the three months ended September 30, 2010.  The decrease in the provision was related to a decrease in net loan charge-offs of $89,056, or 549.1%, for the relative periods.

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Non-interest income totaled $327,655 for the third quarter of 2011, a decrease of 22.9% compared to $424,989 in the third quarter of 2010.  The decrease in non-interest income was due to a gain on sale of repossessed equipment of $127,839, partially offset by loss on sale of OREO for $29,700 in the third quarter of 2010 that was not repeated in the same quarter of 2011.

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The Company posted net interest income of $870,314 for the quarter ended September 30, 2011 as compared to $1,005,347 for the quarter ended September 30, 2010, a 13.4% decrease.  The decrease was caused by a decline in average balances and in yields on earning assets.  Average interest-earning assets were $91.3 million with average interest-bearing liabilities of $54.1 million, yielding a net interest margin of 3.78% for the third quarter of 2011; as compared to the average interest-earning assets of $101.7 million with average interest-bearing liabilities of $65.1 million, yielding a net interest margin of 3.92% for the third quarter of 2010.

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Non-interest expenses were $1,011,489 for the three months ended September 30, 2011 as compared to $1,105,290 for the three months ended September 30, 2010, an 8.5% decrease.  The largest component of non-interest expense was salaries and benefits expense of $538,909 for the third quarter of 2011 compared to $543,501 for the same period in 2010, representing a 0.8% decrease.  Included in non-interest expenses are occupancy and equipment expenses which decreased $25,676 for the three months ended September 30, 2011 compared to the same period in 2010 due to the differences between the higher rental expense in 2010 and lower building depreciation expense in 2011 for the Company’s recently-purchased main office.  Regulatory assessments expense decreased $30,438 or 53.9% in the third quarter of 2011 versus 2010 due to anticipated increased assessment rates that were accrued and reversed as the increase did not materialize.  Other expenses decreased $29,974 to $109,044 in the third quarter of 2011 due primarily to decreases in expenses of other real estate and expenses paid for deposit accounts with analysis charge arrangements.

Operating Results for the Nine Months Ended September 30, 2011 versus the Nine Months Ended September 30, 2010.  Net income for the nine months ended September 30, 2011 was $273,474 compared to $249,519 for the first nine months of 2010, an increase of 9.6%.  Basic and diluted earnings per share for the nine months ended September 30, 2011 were $0.37 compared to $0.35 for the same period in 2010.  Annualized return on average equity was 5.07% and annualized return on average assets was 0.34% for the nine months ended September 30, 2011, compared to an annualized return on average equity of 5.04% and an annualized return on average assets of 0.29% for the same period in 2010.  The primary reasons for the change in net income during the nine months of 2011 are as follows:

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The provision for loan losses decreased to $281,660 during the first nine months of 2011, a reduction of 46.9%, as compared to $529,996 for the nine months ended September 30, 2010.  The decrease in the provision was related to a decrease in net loan charge-offs from $495,125 for the nine months ended September 30, 2010 to $186,619 for the nine months ended September 30, 2011.

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Non-interest income totaled $1,038,768 for the nine months of 2011, an increase of 0.1%, compared to $1,037,752 in the first nine months of 2010.  Included in non-interest income was a gain on sale of foreclosed assets of $61,151 in the first nine months of 2011, compared to $98,288 in the first nine months of 2010.  Also included were service charges on deposits which increased by $30,010 or 3.5% for the first nine months of 2011 compared to the first nine months of 2010. This is consistent with the 6.0% growth in average non-interest bearing deposits in the first nine months of 2011 over the first nine months of 2010.

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The Company posted net interest income of $2,797,124 for the first nine months ended September 30, 2011 as compared to $2,935,421 for the same period in 2010.  The decrease was caused by a decline in average balances and yields on earning assets.  Average interest-earning assets were $93.7 million with average interest-bearing liabilities of $56.7 million, yielding a net interest margin of 3.99% for the first nine months of 2011; as compared to average interest-earning assets of $99.5 million with average interest-bearing liabilities of $64.8 million, yielding a net interest margin of 3.94% for the first nine months of 2010.

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Non-interest expenses increased $69,428 to $3,148,761 for the first nine months of 2011 compared to the same period in 2010.  The largest component of non-interest expense was salaries and benefits expense of $1,647,203 for the first nine months of 2011 compared to $1,637,951 for the same period in 2010, representing an a 0.6% increase. Included in non-interest expenses is legal and other professional fees which increased 62.2% or $119,266 in the nine months ended September 30, 2011 compared to the same period in 2010 as a result of increased loan collection activity, regulatory matters, and complexity of SEC related filings.  Also included were other expenses which decreased $101,033 to $282,784 in the first nine months of 2011 due primarily to decreases in expenses paid for deposit accounts with analysis charge arrangements, other lending expenses and expenses of other real estate owned.

Operating Results for the Year Ended December 31, 2010 versus Prior Years.  For the year ended December 31, 2010, we recorded net income of $305,301 compared with $350,671 for the year ended December 31, 2009, a decrease of 12.9%.  Net income in 2009 was $41,723 higher than 2008 net income of $308,948.  Net income per basic share was $0.42 for 2010, as compared to $0.50 in 2009 and $0.44 in 2008.  Our return on average equity was 4.61% and return on average assets was 0.27% in 2010, compared 5.66% and 0.37%, respectively for 2009, and 5.32% and 0.40%, respectively in 2008.  The following are factors impacting our results of operations in recent years:

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The provision for loan losses declined by $9,296 or 1.2% for the year ended December 31, 2010 as compared to 2009, but increased by $307,510 or 65.2% for the year ended December 31, 2009 as compared to 2008.  The ALLL increased to $1,442,153 at December 31, 2010 as compared with $1,277,526 and $702,409 at December 31, 2009 and 2008, respectively.  The ALLL as a percentage of total loans increased to 2.38% at December 31, 2010, as compared with 2.08% and 1.41% at December 31, 2009 and 2008, respectively.  Though there was a substantial increase in the number and volume of loans classified as non-accrual during 2010, many of these loans were adversely classified based upon formulary calculations concerning debt service capacity rather than on actual delinquency.  At December 31, 2010 we had 11 loans classified as nonaccrual totaling $4,167,572; however, only one loan for $440,723 was delinquent more than 30 days.

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Net interest income increased by $167,761 or 4.5% in 2010 compared to 2009, and by $299,313 or 8.7% in 2009 compared to 2008.  The increase in 2010 in net interest income was due primarily to increases in average loans and investments, offset by increases in average interest-bearing liabilities.  Average interest earning assets increased by $15.2 million or 18% in 2010 compared to 2009 and by $16.2 million or 23.7% in 2009 compared to 2008.  In 2010, average interest-bearing liabilities increased $13.9 million or 26.9%, compared to 2009 and by $17.3 million or 51.1% in 2009, compared to 2008.  The net interest margin declined from 5.02% in 2008 to 4.41% in 2009, and to 3.90% in 2010 due principally to a drop in the interest rates on interest earning assets.

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Non-interest income increased by $400,521, or 36.2%, in 2010 relative to 2009, and by $13,888, or 1.3%, in 2009 over 2008.  A substantial portion of this increase was due to a gain on the sale of foreclosed property of $235,766 in 2010, compared to $20,250 in 2009.  Another area of improvement in both years was the increase in service charges on deposits, which increased $181,353, or 18.4%, in 2010 relative to 2009, and $34,945, or 3.7%, in 2009 over 2008.  This was due to increases in volume subject to analysis charges and returned item charges.  We did not increase our per item service charges.

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Operating expense increased by $659,623, or 18.7%, in 2010 in comparison to 2009, and declined by $38,509, or 1.1%, in 2009 over 2008.  In April 2010 we opened a new branch office in Rancho Cucamonga causing salaries and employee benefits to increase $294,510, or 15.5%, compared to 2009, while in 2009 salaries and benefits decreased $25,443 or 1.3%, compared to 2008.  Occupancy expense increased $114,110 or 35.3%, in 2010 in comparison to 2009 due mainly to the new branch office, while in 2009 occupancy expense decreased $23,128, or 6.7% compared to 2008.  Legal and professional fees increased $99,026, or 54.4%, in 2010 in comparison to 2009, due to an increase in problem loans as well as the preparation for a planned secondary stock offering which was postponed to 2011.  Legal and professional fees declined $9,172, or 4.6%, in 2009 over 2008.

Financial Condition at September 30, 2011 versus December 31, 2010.  The Company’s total assets were $106.2 million at September 30, 2011, a decrease of 6.8% as compared to total assets of $113.9 million at December 31, 2010.  The most significant changes in the Company’s balance sheet during the nine months ended September 30, 2011 are outlined below:

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Total deposits decreased from $103.0 million at December 31, 2010 to $94.9 million at September 30, 2011, a 7.8% decrease.  Noninterest-bearing deposits increased to $44.7 million at September 30, 2011, an increase of $2.8 million or 6.7% from December 31, 2010.  Total interest-bearing deposits decreased from $61.1 million at December 31, 2010 to $50.2 million at September 30, 2011, a 17.8% decrease.  This was done by design to eliminate higher yielding deposits.  The ratio of non-interest bearing deposits to total deposits increased from 40.7% at December 31, 2010 to 47.1% at September 30, 2011.

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The Company experienced a decrease in interest-earning assets of 8.7% or $8.8 million in the first nine months of 2011, primarily in total investments which decreased to $25.5 million at September 30, 2011, compared to $36.2 million at December 31, 2010.  This was caused by the liquidation of lower-yielding interest earning deposits in other banks to pay off higher-yielding interest bearing deposits.  Total loans decreased 6.0% or $3.6 million in the first nine months of 2011 as efforts were redirected to reduce the number of criticized and nonperforming assets and because of reduced local loan demand.  The reduction in assets also enabled the Bank to maintain its Tier 1 leverage capital ratio at or above 9.0% to comply with the Bank’s regulatory capital requirements pending the conclusion of this offering.  See “REGULATORY MATTERS.”

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Nonperforming assets were comprised of 14 loans and one foreclosed property totaling $4.8 million at September 30, 2011, compared to 11 loans and one foreclosed property totaling $4.7 million at December 31, 2010.  All but one of the loans classified as nonperforming as of September 30, 2011, totaling $277,012, are current and paying as agreed.

Financial Condition at December 31, 2010 versus 2009.  The following are additional factors that are key in understanding our financial condition at December 31, 2010:

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Total assets increased by $10.4 million, or 10.0%, during 2010.  Although net loans decreased $1.1 million, or 1.8%, during 2010, investments and interest bearing deposits in other banks increased $7.6 million, or 22.8%.  Included in the increase in investments was a $9.0 million increase in investment securities and a decrease of $6.1 million in short-term, interest-bearing deposits in other banks.

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Total deposits increased to $103.0 million at December 31, 2010 from $92.3 million at December 31, 2009, an 11.6% increase.  Total non-interest bearing deposits increased from $35.9 million at December 31, 2009 to $41.9 million at December 31, 2010, a 16.8% increase.  Interest-bearing deposits increased from $56.4 million at December 31, 2009 to $61.1 million at December 31, 2010, an 8.3% increase.

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During 2010 a number of performing loans were placed on nonaccrual status due either to the application of formulary determinations of debt-service capacity (often based on income tax returns), or to reduced values of the underlying real estate collateral.  At December 31, 2010 only one loan in the amount of $440,723 was delinquent more than 30 days.  The placement of these additional loans on nonaccrual status caused our nonperforming assets to increase to $4.7 million or 7.7% of total loans and other real estate owned (OREO) at December 31, 2010, compared to $1.5 million or 2.5% of total loans and OREO at December 31, 2009.  Nonperforming loans were $4.2 million or 6.9% of total loans at December 31, 2010 compared to $1.5 million or 2.4% at December 31, 2009.  At December 31, 2010 our nonperforming assets consisted of four commercial loans secured by real estate, two owner-occupied residential loans, and five commercial loans secured by second and junior trust deeds with collateral values that Management believes are sufficient to cover the debts on each of the loans. OREO at December 31, 2010 consisted of one commercial building at $516,534 compared to $24,861 at December 31, 2009.

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The allowance for loan losses (ALLL) increased by 12.9% to $1,442,153 at December 31, 2010 as compared with $1,277,526 at December 31, 2009.  The ALLL as a percentage of total loans increased to 2.38% at December 31, 2010 from 2.08% in 2009.  During 2010 a number of performing loans were subjected to FAS 114 analysis of collateral sufficiency, resulting in partial charge-offs.  This process in effect reduces the book balance of an impaired loan down to the expected net cash-flow upon liquidation.  In principal, a loan subjected to a FAS 114 adjustment should not need an allocated portion of the ALLL following the adjustment, because the potential loss has already been recognized.  The ratio of the ALLL to nonperforming loans decreased to 34.608% at December 31, 2010 compared to 85.54% at December 31, 2009.  This decrease resulted in part from the placement of a significant number of performing loans on non-accrual status as discussed in the previous bullet point; and in part from the FAS 114 adjustment taken.  As indicated above, at December 31, 2010 we had only one loan more than 30 days past due.

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Total stockholders’ equity increased to $7.0 million at December 31, 2010 from $6.5 million at December 31, 2009, due primarily to $305,301 in increased retained earnings and $714,043 from the exercise of stock options, offset by $462,422 in stock repurchases.

Recent Developments

Regulatory Matters.  On April 12, 2011, Chino Commercial Bank (the “Bank”) entered into a formal written agreement (the “Agreement”) with the Office of the Comptroller of the Currency (the “OCC”), the Bank’s primary regulator.  The Agreement will remain in effect and enforceable until it is modified, waived or terminated in writing by the OCC.  Entry into the Formal Agreement does not change the Bank’s “well-capitalized” status.  The Agreement requires the Bank to take, among others, the following actions: (i) adopt, implement and adhere to a rolling three year strategic plan and capital program, (ii) refrain from paying dividends without prior OCC non-objection; (iii) add a new independent director with banking experience, or similar accounting or regulatory experience, to the Bank Board; (iv) obtain non-objection from the OCC before adding any individual to the Bank Board or employing any senior executive officer; (v) obtain a review of insider lending compliance by an independent outside audit firm acceptable to the OCC; (vi) revise and implement the Bank’s policies or programs concerning overdrafts, insider lending compliance, and various credit related matters; and (vii) correct certain violation of laws or regulations.

The Bank has also agreed to the OCC establishing higher minimum capital ratios for the Bank, specifically that the Bank would achieve by May 31, 2011, and thereafter maintain, a Leverage Capital Ratio of not less than 9.0% and a Total Risk-Based Capital Ratio of not less than 12.0%.  The Bank met the required ratios as of May 31, 2011 and as of September 30, 2011 the Bank’s Leverage Capital Ratio was 9.83% and its Total Risk-Based Capital Ratio was 16.16%, both in excess of the higher minimum capital ratios applicable to the Bank referenced above.

On July 21, 2011, Chino Commercial Bancorp (the “Company’) entered into a memorandum of understanding (“MOU”) with the Federal Reserve Bank of San Francisco (the “FRB”).  The MOU is an informal administrative agreement pursuant to which Chino Commercial Bancorp has agreed, among other things, to (i) take steps to ensure that the Bank complies with the Bank’s Agreement; (ii) refrain from paying or receiving cash dividends, or increasing or guaranteeing debt, without prior FRB approval; and (iii) obtain non-objection from the FRB before adding any individual to the Board or employing any senior executive officer.

The Boards of Directors and management of the Bank and the Company are in the process of taking all necessary actions to comply with the various provisions of the Agreement and the MOU.  The Formal Agreement, the MOU, and material actions taken to date to comply with both are described in more detail under “REGULATORY MATTERS.”

Mandatorily Convertible Notes to Directors.  On September 16, 2011 the Company issued mandatorily convertible notes to certain directors in the aggregate principal amount of $65,000 in order to enable the Company to meet its cash flow needs for operating expenses pending the conclusion of the rights portion of the offering without requiring the Bank to issue dividends.  The notes are interest-free and are intended to be converted into shares of common stock in this offering on a shareholder subscription rights basis to each of the directors involved in the transaction, for an aggregate purchase of 6,500 shares (including bonus shares).  If for any reason the rights portion of the offering is not completed by January 31, 2012, the notes will instead be converted into shares of common stock in a private placement to those same individuals, at the market value of the shares to be determined by the Board of Directors at the time of the conversion in accordance with applicable legal and regulatory requirements.  It is currently anticipated that we will have a partial closing of the rights offering immediately prior to year-end and that the notes will be converted as described above at that time.

Our Focus and Strategic Plan

Chino Commercial Bank is a community-oriented bank focused on small businesses and business owners.  We have a history of providing services to the escrow and real estate industries.  This specialty has allowed us to accumulate a large percentage of non-interest bearing demand accounts, and thus to enjoy a lower cost of funds than our peer group.  Because of our relatively small size, however, our non-interest expenses have been relatively high in relation to total assets.

The Bank’s relatively low cost of funds, coupled with higher than average level of fee income derived from serving small business customers, allowed the Bank to achieve profitability relatively quickly after opening, and to achieve sustained profitability for each fiscal year beginning in 2002.  For the quarter ended September 30, 2011 we posted income of $120,113.  For the nine months ended September 30, 2011 we posted net income of $273,474.

Despite the Bank’s relatively small size, it has historically been quite profitable.  That profitability was lower during the fiscal years 2008, 2009 and 2010 as economic conditions affecting real estate and small business required the Bank to make significant provisions to the ALLL.

With the recent downturn in the economy, the nominal deposits of the escrow companies and real estate brokers has diminished significantly, leading to reduced overall deposits during 2007 and 2008.  However, during 2009 we enjoyed significant increases in deposits and loans with relatively little marketing effort and without having to raise our average cost of funds, due in part to the closing of a number of local banks and the weakness of other competing banks in the marketplace.  Similarly, deposits increased by $10.5 million or 11.4% to $103.0 million in 2010.  Beginning in the first quarter of 2011, management reduced interest rates paid on deposits, which reduced total deposits by $8.1 million or 7.8% in the nine months ending September 2011, in order to reduce the level of interest-bearing deposits and enhance the Bank’s regulatory capital ratios pending the conclusion of this offering.

In April 2010 we opened our newest branch in Rancho Cucamonga to further our strategic plan of expanding our geographic footprint through the establishment of new branches in strategic locations.  We believe it is prudent at this time to increase our capital in order to comply with regulatory requirements and to provide an additional capital cushion to support future growth, although we are currently well capitalized at both the bank and holding company levels.

Our business strategy over the next several years will be to continue to solidify market share with moderate growth in order to achieve improved efficiency through economies of scale.  Though the last three years have been difficult for many small business operators, we are projecting a gradual trend of improvement as economic conditions stabilize.

Our Mission

Since inception, our mission has been to be a respected and stable provider of financial services to the Chino Valley and surrounding communities.  Our primary objective as a community bank is to serve the financial needs of small businesses and individuals, while remaining focused on three primary principals of safety, efficiency and shareholder value.

As an organization, we strive to achieve and maintain an operating performance that places our bank in the top 10% of its peer group, and to create a foundation for the community by providing a safe, stable and healthy environment for our customers, employees and shareholders alike.

This Offering

Securities Offered
Up to 224,494 shares4 of common stock on a best efforts basis and transferable subscription rights to shareholders of record as of 5:00 p.m., Pacific Time, on November 18, 2011.  All 224,494 shares being offered are subject to shareholder subscription rights, which include both basic subscription rights and over-subscription privileges to purchase shares for $10.50 per share with certain “bonus” shares attached as discussed below.  After the holders of subscription rights have exercised such rights, any remaining shares will be offered on a non-rights basis to other interested investors at the same purchase price of $10.50 per share but without any bonus shares attached.

Offering Price Per Share
$10.50 per share.  Persons exercising shareholder subscription rights (both basic subscription rights and over-subscription privileges) will also receive bonus shares equal to five percent (5%) of the number of shares purchased pursuant to such rights, for no additional consideration.

Basic Subscription Rights
The basic subscription rights will entitle you to purchase three shares of our common stock for every ten shares you owned as of the record date, at a subscription price of $10.50 per share, and to receive bonus shares equal to five percent (5%) of the number of shares purchased pursuant to such rights, for no additional consideration; however, fractional shares resulting from the exercise of the basic subscription rights will be eliminated by rounding down to the nearest whole share.  You must own at least ten shares as of the record date to be eligible to participate in the rights offering.

Over-subscription Privilege
We do not expect all of the basic subscription rights to be exercised.  If you fully exercise your basic subscription rights, the oversubscription privilege entitles you to subscribe for additional shares of our common stock unclaimed by other holders of rights in this offering at the same subscription price of $10.50 per share, and to receive bonus shares equal to five percent (5%) of the number of shares purchased pursuant to such rights, for no additional consideration.  If an insufficient number of shares is available to fully satisfy all over-subscription requests, the available shares will be allocated on a discretionary basis, after giving consideration to both the number of shares each rights holder subscribed for under their basic subscription rights and the number of shares requested through the exercise of his or her over-subscription privilege.

Record Date for Subscription Rights	5:00, Pacific Time on November 18, 2011
_____________________
4 Plus up to approximately 11, 224 “bonus” shares as discussed herein.

Minimum Investment	None

Common Stock Outstanding
As of September 30, 2011 we had 748,314 shares of common stock outstanding.  Assuming the sale of all shares offered in the offering, we would have approximately 984,032 shares outstanding upon completion of the offering if all shares were sold on a rights basis including bonus shares, and 972,808 shares outstanding if all shares were sold on a non-rights basis without bonus shares attached.

OTC Bulletin Board Symbol	CCBC

Plan of Distribution
We are offering the shares on a “best efforts” basis through our directors and officers, who will not receive any discounts or commissions for selling such shares.  However, we may retain the services of a broker or placement agent to assist us on a best efforts basis with the non-rights portion of the offering if circumstances warrant.  The shares are being offered first to existing shareholders on a subscription rights basis, and then, to the extent available, to other interested investors on a non-rights basis.

Participation of Directors and Executive Officers
Our executive officers and directors have committed to purchase 6,500 shares in the offering through the conversion of certain mandatorily convertible notes issued in September 2011.  In addition, it is possible that such individuals may purchase additional shares in their discretion, but they have made no commitments to do so.  Our board of directors is not making a recommendation regarding your exercise of the subscription rights or purchase of shares in the offering.  You should make your decision to invest based on your assessment of our business and the offering.  Please see “RISK FACTORS” beginning on page 19 for a discussion of some of the risks involved in investing in our common stock.

How to Subscribe
To subscribe for shares of our common stock, complete the appropriate form of subscription agreement accompanying this prospectus (depending on whether or not you are a shareholder) and deliver it to us on or before the applicable expiration date, together with full payment for all shares subscribed for by certified check, bank check, personal check, wire transfer or money order payable to the order of “Chino Commercial Bancorp Stock Offering Account.”  Once you subscribe, your subscription is irrevocable.

Use of Proceeds
We intend to use the net proceeds from this offering to increase our capital and for general corporate purposes, including enabling our subsidiary, Chino Commercial Bank, N.A. (the “Bank”), to continue to meet the applicable minimum capital requirements which the Bank has agreed to the OCC establishing, and enabling us to service our debt obligations and pay other operating expenses while certain regulatory agreements are in effect, without receiving dividends from the Bank.  See “REGULATORY MATTERS.”

Expiration Dates
Subscription rights granted to existing shareholders will expire, if not exercised, by 5:00 p.m., Pacific Time, on January 20, 2012; and the offering in its entirety will expire at 5:00 p.m., Pacific Time, on February 29, 2012; unless this offering is terminated earlier or either date is extended without notice to subscribers.

Dividends
We have not historically paid any cash dividends to our shareholders.  Our only source of income for cash dividends is dividends paid by Chino Commercial Bank to us.  We intend to continue our current policy of retaining earnings to increase our net worth and reserves and accordingly do not anticipate paying any cash dividends for the foreseeable future.  We are currently required to obtain regulatory approvals prior to paying any dividends, or to receiving dividends from our subsidiary bank.  See “MARKET INFORMATION AND DIVIDEND POLICY AND RELATED MATTERS – Dividends” and “REGULATORY MATTERS.”

Best Efforts Offering	There is no minimum number of shares that must be sold in order to close this offering and accept your subscription.

Risk Factors

An investment in our common stock involves certain risks.  You should carefully consider the risks described under “Risk Factors” beginning on page 19 of this prospectus and in Item 1A “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2010, as amended, as well as other information included or incorporated by reference in this prospectus, including our financial statements and notes thereto, before making an investment decision.

SUMMARY FINANCIAL DATA

The selected unaudited consolidated historical financial data for Chino Commercial Bancorp as of and for the nine months ended September 30, 2011 and 2010 is derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.  Our results of operations for the nine months ended September 30, 2011 may not be indicative of results that may be expected for the full fiscal year or any other interim period.  The selected consolidated historical financial data for each of the last five fiscal years is derived from our audited consolidated financial statements included in our Annual Reports on Form 10-K for each year.  The summary below should be read in conjunction with our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, and the related notes thereto, and our audited consolidated financial statements, and the related notes thereto, and the other detailed information included in our historical Annual Reports on Form 10-K.

	(Unaudited) As of and For the Nine Months Ended September 30,		As of and For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

	(Dollars in thousands, except per share data)
SELECTED BALANCE SHEET DATA:
Total assets	$106,175	$112,706	$113,914	$103,581	$83,393	$79,949	$90,475
Investment securities held to maturity	10,474	13,112	12,154	2,292	3,167	3,873	4,784
Investment securities available for sale	3,300	4,923	4,707	5,568	8,792	7,339	11,839
Loans receivable, net1	55,321	57,964	59,051	60,113	48,986	52,374	51,021
Allowance for loan losses	1,537	1,312	1,442	1,278	702	725	616
Total deposits	94,915	101,745	103,000	92,288	70,998	70,397	79,454
Non-interest bearing deposits	44,706	41,939	41,910	35,872	32,601	42,271	53,845
FHLB advances	–	–	–	994	2,400	–	–
Subordinated notes payable to subsidiary trust	3,093	3,093	3,093	3,093	3,093	3,093	3,093
Stockholders’ equity	7,298	7,008	7,016	6,467	6,181	5,886	7,453

SELECTED OPERATING DATA:
Interest income	$3,258	$3,790	$4,988	$4,877	$4,399	$5,146	$5,086
Interest expense	461	855	1,095	1,152	973	976	512
Net interest income	2,797	2,935	3,893	3,725	3,426	4,170	4,574
Provision for loan losses	282	530	770	779	472	179	72
Net interest income after provision for loan losses	2,515	2,405	3,123	2,946	2,954	3,991	4,503
Non-interest income	1,039	1,038	1,507	1,078	1,093	935	704
Non-interest expense	3,149	3,079	4,195	3,507	3,574	3,714	3,570
Income tax expense	132	114	130	166	164	469	627
Net income	273	250	305	351	309	743	1,010

SHARE DATA:
Basic income per share	$0.37	$0.35	$0.42	$0.50	$0.44	$1.02	$1.23
Diluted income per share	$0.37	$0.35	$0.42	$0.48	$0.41	$0.94	$1.14
Book value per share	$9.75	$9.35	$9.38	$9.25	$8.72	$8.36	$9.22
Cash dividends per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average common shares outstanding:
Basic	748,314	717,301	724,707	702,899	700,349	727,894	821,996
Diluted	748,292	720,741	727,690	735,419	750,115	788,842	883,736

1 Net loans represent total loans less the allowance for loan losses and unearned loan fees.

(Table and footnotes continued on following page.)

	(Unaudited) As of and For the Nine Months Ended September 30,		As of and For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

	(Dollars in thousands, except per share data)
PERFORMANCE RATIOS:1
Return on average assets	0.34%	0.29%	0.27%	0.37%	0.40%	0.88%	1.14%
Return on average equity	5.07%	5.04%	4.61%	5.66%	5.32%	12.68%	13.91%
Equity to total assets at the end of the period	6.87%	6.22%	6.16%	6.24%	7.41%	7.36%	8.24%
Net interest spread2	3.56%	3.33%	3.32%	3.53%	3.58%	3.74%	4.40%
Net interest margin3	3.99%	3.94%	3.90%	4.41%	5.02%	5.53%	5.78%
Average interest-earning assets to average interest-bearing liabilities	165.19%	153.54%	152.86%	164.45%	200.89%	235.81%	314.74%
Net loans to deposits at period-end	58.29%	56.97%	57.33%	65.14%	69.00%	74.40%	65.16%
Core efficiency ratio4	83.42%	79.50%	81.23%	73.02%	79.09%	72.75%	67.64%
Non-interest expense to average assets	4.50%	4.10%	3.68%	3.71%	4.62%	4.62%	4.01%
Dividend payout ratio	–	–	–	–	–	–	–

REGULATORY CAPITAL RATIOS:,5
Average equity to average assets	6.69%	5.81%	5.82%	6.55%	7.50%	6.67%	8.16%
Leverage capital	9.19%	8.39%	8.28%	8.23%	10.37%	9.78%	11.19%
Tier I risk-based	13.89%	12.06%	12.43%	11.73%	13.57%	12.67%	16.09%
Risk-based capital	16.15%	14.36%	14.72%	14.32%	16.48%	15.72%	18.08%

ASSET QUALITY RATIOS:2
Allowance for loan losses as a percent of total loans	2.70%	2.21%	2.38%	2.08%	1.41%	1.36%	1.19%
Net charge-offs to average loans	0.31%	0.82%	1.00%	0.36%	0.96%	0.14%	–
Nonperforming loans to total loans	7.65%	2.57%	6.89%	2.43%	0.83%	–	–
Nonperforming assets to total loans and other real estate owned	8.36%	4.24%	7.67%	2.47%	2.11%	–	–
Allowance for loan losses to nonperforming loans	35.30%	86.03%	34.60%	85.54%	170.39%	–	–

1 Asset quality ratios are end of period ratios.  Performance ratios are based on average daily balances during the periods indicated.
2 Net interest spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
3 Net interest margin represents net interest income as a percent of interest-bearing assets.
4 Core efficiency ratio represents non-interest expense as a percent of net interest income plus core non-interest income.  Core non-interest income excludes gains on the sale of investment securities and gains on sales of foreclosed assets.
5 For definitions and further information relating to regulatory capital requirements, see “Regulation and Supervision – Capital Adequacy Requirements” in Item 1 of our Form 10-K Annual Report for the year ended December 31, 2010, as amended, which is incorporated herein by reference.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before subscribing for shares of our common stock.  Investing in our common stock involves risks.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business.  If any of the events described in the following risk factors occur, our business, results of operations and financial condition could be materially adversely affected.  In addition, the trading price of our common stock could decline due to any of the events described in these risk factors.

Risks Related to Our Company and the Banking Business

The Bank has entered into a Formal Agreement with the OCC, and the Company has entered into an MOU with the FRB, and both entities may be subject to future additional regulatory restrictions and enforcement actions if they fail to comply with such regulatory agreements or if their financial condition should further deteriorate.  As discussed below under “REGULATORY MATTERS” the Bank and the Company have recently entered into a Formal Agreement and an MOU, respectively, with their respective regulatory agencies to facilitate improvement in their financial condition, and while the Bank and the Company have taken various actions to comply with these agreements, they have not yet achieved full compliance.  Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, the regulatory agencies have the authority to compel or restrict certain actions if the Bank’s capital should fall below adequate capital standards as a result of operating losses, or if its regulators otherwise determine that it has insufficient capital or is otherwise operating in an unsafe and unsound manner.  The corrective actions may include, but are not limited to, requiring the Company or the Bank to enter into formal enforcement orders, including written agreements or consents or cease and desist orders, or more drastic measures should circumstances warrant.

In light of the current challenging operating environment, along with our elevated level of nonperforming and adversely classified assets, we are subject to increased regulatory scrutiny as a result of the potential risk of loss in our loan portfolio in the form of the regulatory agreements described above.  If we fail to comply with the terms of such agreements or if our business or financial condition worsens, future corrective actions could require us to limit our lending activities and reduce our levels of certain categories of loans and classified or nonperforming assets within specified timeframes, which might prevent us from maximizing the price which might otherwise be received for any underlying properties.  In addition, future corrective action could require us to, among other things, increase our allowance for loan losses, further increase our capital ratios, or enter into a strategic transaction, whether by merger or otherwise, with a third party.

In addition, the OCC has the power to deem the Bank only adequately capitalized even though its capital ratios meet the well capitalized standard. In such event, the Bank would be prohibited from using “brokered” deposits as defined by applicable regulations.  While the Bank has never used deposits obtained from brokers, such a restriction would mean that the rates the Bank could pay on deposits would be limited to market rates as determined by the FDIC, potentially adversely affecting our liquidity.  The terms of any such corrective action could have a material adverse effect on our business, our financial condition and the value of our common stock.

Our business has been and may continue to be adversely affected by volatile conditions in the financial markets and unfavorable economic conditions generally.  From December 2007 through June 2009, the U.S. economy was in recession, and the recovery since that time has been sluggish.  Business activity across a wide range of industries and regions in the U.S. was greatly reduced.  The financial markets and the financial services industry in particular suffered unprecedented disruption, causing a number of institutions to fail or to require government intervention to avoid failure.

As a result of these financial and economic crises, many lending institutions, including our company, have experienced declines in the performance of their loans.  Our total nonperforming assets increased to $4.8 million or 8.4% of total loans and other real estate owned (OREO) at September 30, 2011, compared to $4.7 million or 7.7% at December 31, 2010 and $1.5 million or 2.5% at December 31, 2009.  Nonperforming loans increased to $4.4 million at September 30, 2011 compared to $4.2 million at December 31, 2010, and $1.5 million at December 31, 2009.  OREO decreased to $439,000 at September 30, 2011 from $517,000 at December 31, 2010, but increased from $24,861 at December 31, 2009.

The Company posted net income of $120,113 for the third quarter of 2011 and $273,474 for the nine months ended September 30, 2011.  Though Management is optimistic that the Company will perform profitably in the future, there can be no assurance that losses will not occur.

The California economy, and economic conditions in the Inland Empire of Southern California where a majority of our assets and deposits are generated, have been particularly hard hit, and the economic decline has been a major factor leading to the significant increase in the our nonperforming assets and loan charge-offs.  Overall, during the past three years, the general business environment and local market conditions have had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term.  In recent years, the Inland Empire’s unemployment rate has been substantially higher than that for the entire state, reaching an all-time high of 15.1% in July 2010 compared to California’s unemployment rate at that time of 12.4%.  As of July 2011 both rates had come down slightly, with the Inland Empire at 14.7%, and the state-wide unemployment rate at 12.0%.

Although there are indications of improving economic conditions nationally, certain sectors, such as real estate, remain weak and unemployment remains high, especially in our local markets.  The state government, most local governments, and many businesses are still in serious difficulty due to lower consumer spending and the lack of liquidity in the credit markets.  In addition, the values of the real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline.  Further negative market developments also may continue to adversely affect consumer confidence levels and payment patterns, which could cause delinquencies and default rates to remain at high levels or even increase.

If business and economic conditions do not improve generally or in the principal markets in which we do business, the prolonged economic weakness could have one or more of the following adverse effects on our business:

•	a decrease in the demand for loans or other products and services offered by us;

•	a decrease in the value of our loans or other assets secured by residential or commercial real estate;

•	a decrease in deposit balances due to overall reductions in the accounts of customers;

•	an impairment of our investment securities; and

•
an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us, which in turn could result in a higher level of nonperforming assets, net charge-offs and provision for loan losses, which would reduce our earnings.

Concentrations of real estate loans could subject us to increased risks in the event of a prolonged real estate recession or natural disaster.  At September 30, 2011, $48.9 million or 85.9% of our loan portfolio consisted of real estate loans, most of which are secured by real property in California.  Of this amount, $44.8 million represented loans secured by commercial real estate, $2.7 million represented loans secured by single family residences, and $1.4 million represented loans secured by residential income property.  Total nonperforming assets increased to $4.8 million at September 30, 2011, compared to $4.7 million at December 31, 2010. Nonperforming loans increased to $4.4 million at September 30, 2011 compared to $4.2 million at December 31, 2010.  67.9% of nonperforming loans at September 30, 2011 were real estate loans, and the remainder were commercial loans.  OREO decreased from $517,000 at December 31, 2010 to $439,000 at September 30, 2011. Nonperforming assets represented 8.4% and 7.7% of total loans and other real estate owned at September 30, 2011 and December 31, 2010, respectively.

The Inland Empire residential real estate market experienced continued declining prices and increasing foreclosures during 2009 and 2010. If residential real estate values slide further, and/or if this weakness further impacts commercial real estate, our nonperforming assets could increase from current levels.  Such an increase could have a material adverse effect on our financial condition and results of operations, by reducing our income, increasing our expenses, and leaving less cash available for lending and other activities.  As noted above, the primary collateral for many of our loans consists of commercial real estate properties, and continued deterioration in the real estate market in the areas we serve would likely reduce the value of the collateral value for many of our loans and could negatively impact the repayment ability of many of our borrowers.  It might also reduce further the amount of loans we make to businesses in the construction and real estate industry, which could negatively impact our organic growth prospects.  Similarly, the occurrence of a natural disaster like those California has experienced in the past, including earthquakes, brush fires, and flooding, could impair the value of the collateral we hold for real estate secured loans and negatively impact our results of operations.

In addition, banking regulators now give commercial real estate or “CRE” loans extremely close scrutiny, due to risks relating to the cyclical nature of the real estate market and the related risks for lenders with high concentrations of such loans. The regulators have required banks with relatively high levels of CRE loans to implement enhanced underwriting standards, internal controls, risk management policies and portfolio stress testing, which has resulted in higher allowances for possible loan losses. Expectations for higher capital levels have also materialized, and the Bank is subject to higher than standard capital requirements.  See “REGULATORY MATTERS.”

We may experience loan losses in excess of our allowance for loan and lease losses.  We endeavor to limit the risk that borrowers might fail to repay; nevertheless, losses can and do occur.  We create an allowance for estimated loan losses in our accounting records, based on estimates of the following:

•	historical experience with our loans;

•	evaluation of economic conditions;

•	regular reviews of the quality mix and size of the overall loan portfolio;

•	a detailed cash flow analysis for nonperforming loans;

•	regular reviews of delinquencies; and

•	the quality of the collateral underlying our loans.

We maintain our allowance for loan and lease losses at a level that we believe is adequate to absorb specifically identified probable losses as well as any other losses inherent in our loan portfolio at a given date.  While we strive to carefully monitor credit quality and to identify loans that may become nonperforming, at any time there are loans in the portfolio that could result in losses, but that have not been identified as nonperforming or potential problem loans.  We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets, or that we will be able to limit losses on those loans that have been identified.  Changes in economic, operating and other conditions, including changes in interest rates, deteriorating values in underlying collateral (most of which consists of real estate), and the financial condition of borrowers, which are beyond our control, may cause our estimate of probable losses or actual loan losses to exceed our current allowance.  In addition, the OCC, as part of its supervisory function, periodically reviews our allowance for loan losses.  The OCC may require us to increase our provision for loan losses or to recognize further losses, based on its judgment, which may be different from that of our management.  Any increase in the allowance required by the OCC could reduce our earnings.

Our use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.  In considering whether to make a loan secured by real property, we generally require an appraisal of the property.  However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and an error in fact or judgment could adversely affect the reliability of an appraisal.  In addition, events occurring after the initial appraisal may cause the value of the real estate to decrease.  As a result of any of these factors the value of collateral backing a loan may be less than supposed, and if a default occurs we may not recover the outstanding balance of the loan.

Our expenses have increased and are likely to continue to increase as a result of higher FDIC insurance premiums.  The FDIC, absent extraordinary circumstances, must establish and implement a plan to restore the deposit insurance reserve ratio to 1.35% of estimated insured deposits or the comparable percentage of the assessment base at any time the reserve ratio falls below 1.35%.  Recent bank failures have depleted the deposit insurance fund (“DIF”) balance, which has been in a negative position since the end of 2009, and the FDIC currently has until September 30, 2020 to bring the reserve ratio back to the statutory minimum.  The FDIC has implemented a restoration plan that adopted a new assessment base and established new assessment rates starting with the second quarter of 2011.  The FDIC also imposed a special assessment in 2009 and required the prepayment of three years of FDIC insurance premiums at the end of 2009.  The prepayments were designed to help address liquidity issues created by potential timing differences between the collection of premiums and charges against the DIF, but it is generally expected that assessment rates will remain relatively high in the near term due to the significant cost of bank failures and the relatively large number of troubled banks.  In addition, as with many institutions, our FDIC deposit insurance premiums have increased due to the relative condition of the Bank, and it is currently anticipated that the Bank’s FDIC deposit insurance premiums will be substantially higher in 2011 than they were in 2010.  Further significant premium increases or special assessments could have a material adverse effect on our financial condition and results of operations.

Our business has been, and may continue to be, affected by a significant concentration of deposits within one industry, and a significant portion of such deposits are controlled by related parties.  As of September 30, 2011 and December 31, 2010, deposits from escrow companies represented 13.3% and 7.9% of our total deposits, respectively.  Four escrow companies accounted for 10.2% of total deposits at September 30, 2011.  Further, approximately 57.1% of all deposits from escrow companies at September 30, 2011, representing 7.6% of total deposits at that date, were from escrow companies affiliated with certain of our directors.  Since 2007, the escrow industry has suffered a downturn due to a decrease in purchases and sales of real property, and it is anticipated that the difficulties in the real estate industry may continue for some time.  Historically, escrow deposits had comprised very high percentage of our deposits, and management has made a deliberate effort to diversify the deposit base and grow deposits from other industries since 2005.   At December 31, 2006, escrow deposits comprised 38.3% of our then total deposits of $79.5 million.  Due in large part to the decline in escrow deposits, the Bank’s total deposits decreased to $70.4 million as of December 31, 2007, of which 20.7% were escrow deposits.  Since that time, other deposits have increased substantially, so that by year-end 2010, total deposits were $103.0 million, of which only 7.9% were escrow deposits.  From year-end 2010 to September 30, 2011, total deposits have decreased to $94.9 million for the reasons discussed previously, while escrow deposits have increased from $8.1 to $12.7 million.  As a result, the percentage of escrow deposits has increased from 7.9% at year-end 2010, to 13.3% at September 30, 2011.  It cannot be predicted with any degree of accuracy whether the totals from September 30, 2011 will again decrease, or if so to what extent.  A further reduction in escrow deposits could have an adverse effect on our financial condition and earnings, although the decrease in the percentage of escrow deposits as a percentage of the total, together with our strong liquidity position and low loan-to-deposit ratio, has reduced this future risk to a considerable extent.

We may not be able to continue to attract and retain banking customers at current levels, and our efforts to compete may reduce our profitability.  Competition in the banking industry in the markets we serve may limit our ability to continue to attract and retain banking customers.  The banking business in our current and intended future market areas is highly competitive with respect to virtually all products and services.  In California generally, and in our service areas specifically, branches of major banks dominate the commercial banking industry.  Such banks have substantially greater lending limits than we have, offer certain services we cannot offer directly, and often operate with “economies of scale” that result in lower operating costs than ours on a per loan or per asset basis.  We also compete with numerous financial and quasi-financial institutions for deposits and loans, including providers of financial services over the Internet. New technology and other changes are allowing parties to effectuate financial transactions that previously required the involvement of banks.  For example, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks.  The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits.  The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

In addition, with the increase in bank failures, customers are increasingly concerned about the extent to which their deposits are insured by the FDIC.  Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with their bank is fully insured.  Decreases in deposits may adversely affect our funding costs and net income.  Ultimately, competition can and does increase our cost of funds, reduce loan yields, and drive down our net interest margin, thereby reducing profitability.  It can also make it more difficult for us to continue to increase the size of our loan portfolio and deposit base, and could cause us to rely more heavily on wholesale borrowings, which are generally more expensive than deposits, as a source of funds in the future.

If we are not able to successfully keep pace with technological changes affecting the industry, our business could be hurt.  The financial services industry is constantly undergoing technological change with the frequent introduction of new technology-driven products and services.  The effective use of technology increases efficiency and enables financial institutions to better service clients and reduce costs.  Our future success depends, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands, as well as create additional efficiencies within our operations.  Some of our competitors have substantially greater resources to invest in technological improvements.  We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients.  Failure to successfully keep pace with technological change in the financial services industry could have a material adverse impact on our business and, in turn, on our financial condition and results of operations.

Our operations could be adversely impacted if our third-party service providers experience difficulty.  We depend on a number of relationships with third-party service providers, including core systems processing and web hosting.  These providers are well established vendors that provide these services to a significant number of financial institutions.  If these third-party service providers experience difficulty or terminate their services and we are unable to replace them with other providers, our operations could be interrupted which would adversely impact our business.

If our information systems were to experience a system failure or a breach in security, our business and reputation could suffer.  We rely heavily on communications and information systems to conduct our business. The computer systems and network infrastructure we use could be vulnerable to unforeseen problems.  Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event.  In addition, we must be able to protect our computer systems and network infrastructure against physical damage, security breaches and service disruption caused by the Internet or other users.  Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure.  We have protective systems in place to prevent or limit the effect of the failure, interruption or security breach of our information systems and with the help of third-party service providers, will continue to implement security technology and monitor and update operational procedures to prevent such damage.  However, if such failures, interruptions or security breaches were to occur, they could result in damage to our reputation, a loss of customers, increased regulatory scrutiny, or possible exposure to financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We are subject to a variety of operational risks, including reputational risk, legal risk and compliance risk, and the risk of fraud or theft by employees or outsiders, which may adversely affect our business and results of operations.  We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

If personal, non-public, confidential or proprietary information of customers in our possession were to be mishandled or misused, we could suffer significant regulatory consequences, reputational damage and financial loss.  Such mishandling or misuse could occur, for example, if information were erroneously provided to parties who are not permitted to have the information, either by fault of our systems, employees, or counterparties, or where such information is intercepted or otherwise inappropriately taken by third parties.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified.  Our necessary dependence upon automated systems to record and process transactions may further increase the risk that technical flaws or employee tampering or manipulation of those systems could result in losses that are difficult to detect.  We also may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages, or natural disasters, disease pandemics or other damage to property or physical assets) which may give rise to disruption of service to customers and to financial loss or liability.  We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that we (or our vendors’) business continuity and data security systems prove to be inadequate.  The occurrence of any of these risks could result in a diminished ability to operate our business (for example, by requiring us to expend significant resources to correct the defect), as well as potential liability to clients, reputational damage and regulatory intervention, which could adversely affect our business, financial condition and results of operations, perhaps materially.

Recently enacted and potential further financial regulatory reforms could have a significant impact on our business, financial condition and results of operations.  The Dodd-Frank Wall Street Reform and Consumer Protection Act was enacted in July 2010.  Dodd-Frank is expected to have a broad impact on the financial services industry, including significant regulatory and compliance changes.  Many of the requirements called for in Dodd-Frank will be implemented over time and most will be subject to implementing regulations over the course of several years.  Given the uncertainty associated with the manner in which the provisions of Dodd-Frank will be implemented by the various regulatory agencies and through regulations, the full extent of the impact these requirements will have on our operations is unclear.  The changes resulting from Dodd-Frank may impact the profitability of business activities, require changes to certain business practices, impose more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business.  In particular, the potential impact of Dodd-Frank on our operations and activities, both currently and prospectively, include, among others:

•	a reduction in the ability to generate or originate revenue-producing assets as a result of compliance with heightened capital standards;

•	increased cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, and higher deposit insurance premiums;

•	the limitation on the ability to raise new capital through the use of trust preferred securities, as any new issuances of these securities are not includible as Tier 1 capital;

•	a potential reduction in fee income due to limits on interchange fees applicable to larger institutions which could effectively reduce the fees we can charge; and

•	the limitation on the ability to expand consumer product and service offerings due to anticipated stricter consumer protection laws and regulations.

Further, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements under the Dodd-Frank Act, which may negatively impact results of operations and financial condition.

Additionally, we cannot predict whether there will be additional proposed laws or reforms that would affect the U.S. financial system or financial institutions, whether or when such changes may be adopted, how such changes may be interpreted and enforced or how such changes may affect us.  However, the costs of complying with any additional laws or regulations could have a material adverse effect on our financial condition and results of operations.

The recent repeal of the prohibition on payment of interest on business demand deposits could increase our interest expense.  Beginning July 21, 2011, financial institutions can commence to offer interest on business demand deposits, as the Dodd-Frank Act repealed federal prohibitions against paying interest on demand deposits. We do not know how competing financial institutions will address this issue, but if the Bank were to offer interest on demand deposits it could negatively impact our net interest income.

A substantial portion of our non-interest income has historically come from overdraft fees, and regulatory oversight in this area may substantially decrease our income from such fees.  In November 2010, the FDIC final supervisory guidance with respect to automated overdraft protection programs.  This guidance, as well as additional proposals under consideration, could limit our flexibility with regard to allowing and charging for consumer overdrafts and may materially reduce our non-interest income in the future, thus adversely affecting our results of operations.  Our overdraft policies are also subject to the provisions of our Formal Agreement with the OCC, which could further limit such flexibility.

Changes in interest rates could adversely affect our profitability, business and prospects, especially if rates fall.  Banking companies’ earnings depend largely on the relationship between the cost of funds, primarily deposits and borrowings, and the yield on earning assets, such as loans and investment securities.  This relationship, known as the interest rate spread, is subject to fluctuation and is affected by the monetary policies of the FRB, the international interest rate environment, as well as by economic, regulatory and competitive factors which influence interest rates, the volume and mix of interest earning assets and interest bearing liabilities, and the level of nonperforming assets.  Many of these factors are beyond our control.  Fluctuations in interest rates affect the demand of customers for our products and services.  We are subject to interest rate risk to the degree that our interest bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than our interest earning assets.  The continued historically low rate environment over the last three years has had a negative effect on our net interest income.  The Bank manages its interest rate risk through the composition of its loans and deposits, balanced by its relatively large securities portfolio.  Given our current volume and mix of interest bearing liabilities and interest earning assets, our interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates.  Therefore, significant fluctuations in interest rates may have an adverse or a positive effect on our results of operations.

In addition, fluctuations in interest rates affect the demand of customers for products and services.  For example, rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with increased loan originations.  Conversely, in rising interest rate environments loan repayment rates generally decline and in a falling interest rate environment loan repayment rates generally increase.  In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations.  Interest rates also affect how much money we can lend.  When rates rise, the cost of borrowing increases.  Accordingly, changes in market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, business, financial condition, results of operations, and cash flows.

We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services.  We believe that our continued growth and success depends in large part upon the skills of our management team and other key personnel.  The competition for qualified personnel in the financial services industry is intense, and the loss of key personnel or an inability to continue to attract, retain or motivate key personnel could adversely affect our business.  If we are not able to retain our existing key personnel or attract additional qualified personnel, our business operations would be hurt.  Only our Chief Executive Officer, who has been with the Company and the Bank since inception, has an employment agreement.

We are exposed to risk of environmental liabilities with respect to properties to which we obtain title.  Approximately 85.9% of our loan portfolio at September 30, 2011 was secured by real estate. In the normal course of business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties.  We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property.  The costs associated with investigation or remediation activities could be substantial.  In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.  These costs and claims could adversely affect our business and prospects.

Risks Related to This Offering and Our Common Stock

We are selling our securities on a “best efforts” basis and there is no minimum aggregate offering amount.  The shares are being offered on a “best efforts” basis.  There is no requirement that we sell any particular number of shares.  If we sell less than the full amount offered, the lesser amount sold would not necessarily help us fully accomplish our goals.  See “TERMS OF THE OFFERING” and “USE OF PROCEEDS.”

As the offering is not underwritten, no underwriter has conducted an independent review to verify the things we say in this prospectus.  Our offering is not underwritten.  Thus, there has not been an independent “due diligence” review of matters covered by this prospectus, such as might be conducted by an underwriter had one been affiliated with this offering.

The offering price of our stock has been determined independently by us and should not be considered as an indication of our present or future value.  The offering price of our common stock has been determined by our board of directors based on our general evaluation of our business and prospects and the current trading market for our common stock.  However, we have not conducted a detailed marketing or feasibility study covering the pricing and terms of this offering, nor have we sought an independent third party valuation of our common stock.  You should not consider the subscription price for the shares as an indication of our present or future value.

Trading in our common stock has been very limited and if you invest you may have difficulty selling your shares in the future at the times and in the amounts you might want.  While our common stock, including the common stock you purchase in this offering, is quoted on the OTC Bulletin Board (symbol “CCBC”), our stock is not listed on any stock exchange, including the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).  There are a few securities brokers who are involved in trading our common stock; however, trading in our common stock has been very limited and there can be no assurance that a more active trading market will develop in the foreseeable future.  Accordingly, the common stock may be an illiquid investment and you may have difficulty selling your shares of common stock at the times and in the amounts you desire.  Since we ceased repurchasing shares under our repurchase program which expired in February 2011 the market for the shares has become significantly more limited and the price has declined.  In addition, a proposal is pending before Congress which would make it significantly easier for the Company to de-register its stock with the SEC, and thus to eliminate the ongoing expense of its reporting obligations under the Exchange Act.  If this proposal is adopted and the Company elects to cease its reporting under the Exchange Act, this action could further limit the trading market for the common stock.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to sell shares of common stock at times or at prices you find attractive.  The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control.  In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies.  These broad market fluctuations could adversely affect the market price of our common stock.

Among the factors that could affect our common stock price in the future are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

•	further regulatory action against us;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by shareholders;

•	fluctuations in the stock price, trading volumes, and operating results of our competitors;

•	general market conditions and, in particular, market conditions for the financial services industry;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us; and

•	domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility over the past several years.  As a result, the market price of our common stock may be volatile.  In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur.  The trading price of the shares of our common stock also depends on many other factors which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors identified elsewhere in this prospectus.  The capital and credit markets have been experiencing volatility and disruption for several years, at times reaching unprecedented levels.  In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength.

We do not expect to pay cash dividends in the foreseeable future.  We presently intend to continue to follow our existing policy of retaining earnings, if any, for the purpose of increasing our net worth and reserves.  We are also required under the terms of our MOU with the FRB to obtain regulatory approval prior to paying any dividends.  In addition, as discussed in the next following risk factor, our ability to pay cash dividends to our shareholders is extremely dependent on the payment of dividends to us by our banking subsidiary, and such dividends are currently subject to severe restrictions.  Moreover, as we have elected to defer the payment of interest on our subordinated debt pending the conclusion of at least the rights portion of the offering, we are currently prohibited from paying dividends on our common stock until such interest payments have been brought current.

We rely heavily on the payment of dividends from our subsidiary, Chino Commercial Bank, and such dividends are subject to regulatory requirements and approvals.  We are a legal entity separate and distinct from our banking subsidiary.  Substantially all of our revenue and cash flow, including funds available for the payment of dividends and other operating expenses, is dependent on the Bank’s ability to pay dividends to us, as we have no other independent source of significant income.  However, as a result of the Bank’s Formal Agreement with the OCC and the Company’s MOU with the FRB, the Bank must obtain non-objection from the OCC, and the Company must obtain prior approval from the FRB, in order for the Bank to pay cash dividends to the Company.

In addition, as a general matter, the payment of dividends by the Bank is affected by the requirement to maintain adequate capital pursuant to the capital adequacy guidelines issued by the OCC.  All banks and bank holding companies are required to maintain a minimum ratio of qualifying total capital to total risk-weighted assets of 8%, at least one-half of which must be in the form of Tier 1 capital, and a ratio of Tier 1 capital to average adjusted assets of 4%.  If (i) any of these required ratios are increased; (ii) the total of risk-weighted assets of the Bank increases significantly; and/or (iii) the Bank’s income declines significantly, the Bank’s Board of Directors may decide or be required to retain a greater portion of the Bank’s earnings to achieve and maintain the required capital or asset ratios.  This will reduce the amount of funds available for the payment of dividends by the Bank to us.  In addition, as discussed in the preceding paragraph, any dividends to be paid from the Bank to us will require the prior approval or non-objection of both the FRB and the OCC.  The Bank has also agreed to the OCC establishing higher minimum capital ratios for the Bank, specifically a Leverage Capital Ratio of not less than 9.0% and a Total Risk-Based Capital Ratio of not less than 12.0%.  It is not anticipated that regulatory approvals or non-objections to the payment of any dividends will be granted unless the Bank’s capital levels are comfortably in excess of the above ratios.  As a result of these restrictions, we have elected to temporarily defer our payments of interest on our subordinated debt until the conclusion of at least the rights portion of the offering, and have, with the approval of the FRB, issued convertible notes to certain directors to facilitate our cash flow needs for operating expenses during this period without the need to obtain dividends from the Bank.  See “SUMMARY – Recent Developments – Mandatorily Convertible Notes to Directors.”

The Bank’s ability to pay dividends to us is also limited by the national banking laws.  Further, whether dividends are paid and their frequency and amount will also depend on the Bank’s financial condition and performance, and the discretion of the Bank’s Board of Directors.

We may pursue additional capital in the future, which may not be available on acceptable terms or at all, could dilute the holders of our outstanding common stock, and may adversely affect the market price of our common stock.  In the current economic environment, we believe it is prudent to consider alternatives for raising capital when opportunities to raise capital at relatively attractive prices present themselves, in order to further strengthen our capital and better position ourselves to take advantage of opportunities that may arise in the future.  Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at the time, which are outside of our control, and our financial performance.  We cannot provide any assurance that such capital will be available to us on acceptable terms or at all.  Any such capital raising alternatives could dilute the holders of our outstanding common stock, and may adversely affect the market price of our common stock and our performance measures such as earnings per share.

Your investment may be diluted because of the ability of management to offer stock to others.  The shares of our common stock do not have preemptive rights.  This means that you may not be entitled to buy additional shares if shares are offered to others in the future.  We are authorized to issue 10,000,000 shares of common stock, and as of August 31, 2011 we had 748,314 shares of our common stock outstanding.  Nothing restricts management’s ability to offer additional shares of stock for fair value to others in the future.  Any issuances of common stock would dilute our shareholders’ ownership interests and may dilute the per share book value of our common stock.

The holders of our debentures have rights that are senior to those of our shareholders.  In 2006 we issued $3,093,000 of junior subordinated debt securities due December 15, 2036 in order to raise additional regulatory capital.  These debt securities are senior to the shares of our common stock.  As a result, we must make interest payments on the debentures before any dividends can be paid on our common stock, and in the event of our bankruptcy, dissolution or liquidation, the holders of the debt securities must be paid in full before any distributions may be made to the holders of our common stock.  In addition, we have the right to defer interest payments on the junior subordinated debt securities for up to five years, during which time no dividends may be paid to holders of our common stock.  In the event that the Bank is unable to pay dividends to us, then we may be unable to pay the amounts due to the holders of the junior subordinated debt securities and, thus, we would be unable to declare and pay any dividends on our common stock.  As indicated above, we have elected to temporarily defer our payments of interest on this subordinated debt until the conclusion of at least the rights portion of the offering.  However, we have not historically paid any cash dividends to our shareholders and have no present intention of doing so in the foreseeable future, so this deferral has no practical impact on our existing dividend policy.  See “MARKET INFORMATION AND DIVIDEND POLICY AND RELATED MATTERS – Dividends.”

Our directors and executive officers control a large amount of our stock, and your interests may not always be the same as those of the board and management.  As of September 30, 2011, our directors and executive officers together with their affiliates beneficially owned approximately 30.4% of the Company’s outstanding voting stock (not including vested option shares).  As a result, if all of these shareholders were to take a common position, they might be able to affect the election of directors as well as the outcome of corporate actions requiring shareholder approval, such as the approval of mergers or other business combinations.  Such concentration may also have the effect of delaying or preventing a change in control of our company.  In some situations, the interests of our directors and executive officers may be different from the shareholders.  However, our directors and executive officers have a fiduciary duty to act in the best interest of the shareholders, rather than in their own best interests, when considering a proposed business combination or any of these types of matters.

TERMS OF THE OFFERING

General

We are offering up to 224,494 shares1 of our common stock, no par value.  We are offering the shares first to our existing shareholders on a subscription rights basis, and then (if any shares remain available) to other interested investors on a non-rights basis.  While the purchase price in both cases is $10.50 per share, persons exercising subscription rights will receive bonus shares equal to five percent (5%) of the number of shares purchased pursuant to such rights, for no additional consideration.  Shareholders must own at least ten shares as of the record date to be eligible to participate in the rights portion of the offering.  There is no minimum purchase requirement.  Once you subscribe, your subscription is irrevocable.

Shareholders and non-shareholders alike may subscribe for any number of shares being offered hereby, but only shareholders of record as of the close of business on November 18, 2011 are being given transferable subscription rights entitling them to receive certain bonus shares in connection with their investments, as described more fully below.  Shares which are not subscribed for pursuant to such rights by January 20, 2012, will be available to other interested investors at a purchase price of $10.50 per share without any bonus shares attached.

Except with respect to persons exercising subscription rights, we reserve the right to reject any subscription, in whole or in part, in our sole discretion.  In determining which subscriptions to accept, in whole or in part, we may take into account a subscriber's potential to do business with, or to direct customers to, Chino Commercial Bank, and the order in which subscriptions are received.

In the event we reject all or a portion of a requested subscription, we will refund to the subscriber all, or the appropriate portion, of the amount remitted with the subscription agreement, without interest or deduction.  The Company will decide which subscriptions to accept, and will mail all appropriate refunds, no later than 30 days after the earlier of expiration of the offering, when and as extended, or the partial closing of the offering relating to the period during which such subscription is received.

1 If all shares offered were purchased on a rights basis as described herein, the total number of shares issued would be approximately 235,718 due to the issuance of bonus shares.  The actual number of shares issued would actually be slightly lower than this figure due to the fact that each shareholder's bonus shares will be rounded down to the nearest whole number.

We are not required to secure or accept subscriptions for the maximum number of shares offered, and we can accept aggregate subscriptions for any lesser number of shares at any time.  We may also, in our sole discretion, close the offering at any time by accepting all or a portion of the subscriptions then received.

Shareholder subscription rights will expire if not exercised by 5:00 p.m., Pacific Time, on January 20, 2012; and the offering in its entirety will expire at 5:00 p.m., Pacific Time, on February 29, 2012; unless this offering is terminated earlier or either date is extended without notice to subscribers.  Except in connection with subscription rights, we may, in our sole discretion, reject any subscriptions, in whole or in part, for any reason whatsoever.  With respect to subscription rights exercised by rights holders and received by us no later than 5:00 p.m., Pacific Time, on January 20, 2012, we agree not to reject any such subscriptions unless we elect to withdraw the offering in its entirety, in which case payments received from holders in connection with the exercise of their subscription rights will be returned in full without interest or deduction.  We also reserve the right not to honor subscription rights from any person (including a shareholder) who is not a resident of California.

We may cancel this offering at any time, and accepted subscriptions are subject to cancellation in the event that we should elect to terminate the offering in its entirety.  Further, except in connection with shareholder subscription rights, we reserve the right to accept subscriptions for any number of shares offered hereby up to the maximum number of shares offered, and may, in our sole discretion, terminate the offering after accepting subscriptions for any lesser number of shares.

Plan of Distribution

General

We are offering these shares on a “best efforts” basis through our directors and officers, who will not be compensated in connection with their procurement of subscriptions, but who will be reimbursed for any reasonable out-of-pocket expenses incurred in connection with the offering, if any.  We do not expect, however, that any such expenses will be significant.  We do not presently intend to engage an underwriter or placement agent in connection with this offering.  However, we may retain the services of a broker or placement agent to assist us on a best efforts basis with the non-rights portion of the offering if circumstances warrant.  See “PLAN OF DISTRIBUTION.”  We are offering the shares first to existing shareholders on a subscription rights basis, and then, to the extent available, to other interested investors on a non-rights basis, as described more fully below.

Distribution to Existing Shareholders

Shareholders of record of our common stock as of the close of business on November 18, 2011 are being given transferable subscription rights in this offering.  Shareholders will have “basic subscription rights” to purchase three shares for every ten shares owned of record on that date, at a purchase price of $10.50 per share, and an “over-subscription privilege” whereby they may subscribe for additional shares of our common stock unclaimed by other holders of rights in this offering at the same subscription price.  In addition, persons exercising subscription rights, including over-subscription privileges, will receive bonus shares equal to five percent (5%) of the number of shares purchased pursuant to such rights, for no additional consideration.

We believe that it is in our best interests and our shareholders to give these subscription rights, although our common stock does not carry any preemptive rights and such subscription rights are therefore not legally required.  These subscription rights will enable shareholders to eliminate the potential dilution of their respective percentage ownership of our stock which may occur through this offering.  Our executive officers and directors have committed to purchase 6,500 shares (including bonus shares) in the offering on a rights basis through the conversion of certain convertible notes purchased in September 2011.  See “SUMMARY – Recent Developments – Mandatorily Convertible Notes to Directors.”  In addition, such individuals may purchase additional shares in their discretion but have made no commitments to do so.  It is currently anticipated that following the conclusion of the offering, the directors and executive officers as a group will own approximately 232,000 shares, and that if all shares offered are sold, the resulting percentage ownership of the directors and executive officers would be approximately 23.6% of the then outstanding shares.  If all shareholder subscription rights are exercised, the aggregate number of shares subscribed for thereby will be approximately 224,4941 or 100% of the maximum number of shares available for sale pursuant to the offering, leaving no shares remaining to be purchased on a non-rights basis.

1 This figure does not include bonus shares.

The number of shares for which each shareholder is entitled to subscribe by virtue of these subscription rights, along with the aggregate price required for full exercise of these subscription rights, are set forth in the shareholder subscription rights agreement accompanying this prospectus.  If any shareholder loses or misplaces his or her shareholder subscription rights agreement, the number of shares for which each shareholder is entitled to subscribe can be calculated by dividing by ten and multiplying by three the number of shares owned of record by such shareholder as of November 18, 2011.  If the resulting number contains a fraction, the fraction should be rounded down to the nearest whole number.

Shareholders may also obtain information concerning the number of shares constituting their subscription rights entitlement by contacting Trish Bowman, Shareholder Relations, at (909) 204-7300 or trishbowman@chinocommercialbank.com; or Sandra F. Pender, Chief Financial Officer, at (909) 393 8880 or spender@chinocommercialbank.com.

While the subscription rights given to shareholders have been made transferable or assignable, they may be transferred or assigned to California residents only.  In addition, we will not be involved in assisting shareholders in soliciting or locating transferees of such subscription rights.  Subscription rights have been made transferable only as an accommodation to our shareholders.  The method of transferring subscription rights is described in the instructions to the shareholder subscription rights agreement.

Distribution to Non-Shareholders

The balance of shares offered hereby which are not subscribed for on a subscription rights basis by January 20, 2012 (unless extended) will be available to other interested investors on a non-rights basis at a purchase price of $10.50 per share without entitlement to any bonus shares.  However, it is not possible to determine as of the date of this prospectus the exact number of shares which will be available on this basis.  We intend to allocate such shares primarily to our existing and potential customers and members of the communities we serve, including persons who are in business or reside in Chino, Ontario and Rancho Cucamonga, California.  However, we reserve the right to sell such shares in any manner as we, in our sole discretion, deem appropriate and we may reject all or any part of any non-rights subscription.

Subscription Procedure

For Existing Certificated Shareholders

If you wish to exercise your subscription rights in this offering, and hold your shares in certificate form, you must complete the following steps before January 20, 2012:

•	Complete and sign the shareholder subscription rights agreement which accompanies this prospectus;

•
Make full payment of the entire purchase price for the shares subscribed for in U.S. currency by certified check, bank check, personal check or money order payable to “Chino Commercial Bancorp Stock Offering Account.”  You may also wire transfer the funds as set forth below.

•	Deliver the shareholder subscription rights agreement, together with the payment described above, to Chino Commercial Bancorp at the following address:

Chino Commercial Bancorp 14245 Pipeline Avenue Chino, California 91710 Attention: Trish Bowman

•
If you wish to wire transfer your funds, you should deliver your shareholder subscription rights agreement as set forth above and wire transfer your funds to the “Chino Commercial Bancorp Stock Offering Account,” ABA No. 122243062, Account No. 1900166, Attention: Trish Bowman.

The number of shares covered by each shareholder's subscription rights and the aggregate purchase price for the full exercise of such subscription rights are set forth on each shareholder's subscription rights agreement.  To exercise your subscription rights, your completed agreement and payment must be received by us by January 20, 2012, unless such date is extended.  If you wish to subscribe for additional shares pursuant to your oversubscription privilege, or if you should miss the deadline for exercising subscription rights and wish to purchase shares in the non-rights portion of the offering, please so indicate on your subscription rights agreement.  Any subscriptions for shares which do not involve the exercise of subscription rights must be received by February 29, 2012, unless such date is extended.

Important:  The full subscription price for the shares must be remitted with the shareholder subscription rights agreement in order to be valid.  Failure to include the full purchase price shall give us the right to reject the subscription.  If we do not receive your shareholder subscription rights agreement and payment in full by 5:00 p.m., Pacific Time, on January 20, 2012, your subscription rights in this offering will be waived, unless such date is extended.  However, we will consider any subscriptions received after that date on a non-rights basis, i.e., without entitlement to any bonus shares.

The subscription price will be deemed to have been received by us only upon (i) clearance of any uncertified check; (ii) receipt by us of any certified check or cashier’s check or of any postal, telegraphic or express money order; or (iii) receipt of collected funds in the stock offering account designated above.  If paying by uncertified personal check, please be aware that funds paid in this manner may take at least five business days to clear.  Accordingly, if you wish to pay the subscription price by means of uncertified personal check, we urge you to send in your subscription materials sufficiently in advance of January 20, 2012 to ensure that such payment is received and clears by that date.  We also encourage you to consider paying by means of certified or cashier’s check, money order or wire transfer of funds.

If you have questions as to how to complete the shareholder subscription rights agreement, please contact Trish Bowman, Shareholder Relations, at (909) 204-7300 or trishbowman@chinocommercialbank.com; or Sandra F. Pender, Chief Financial Officer, at (909) 393 8880 or spender@chinocommercialbank.com.

For Existing “Street Name” Shareholders

If you do not hold your shares in certificate form, but hold them instead through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own.  If you are not contacted by your nominee, you should contact your nominee as soon as possible.  Your nominee must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase.  You will not receive a shareholder subscription rights agreement.  Please follow the instructions of your nominee.  Your nominee may establish a deadline that may be before the January 20, 2012 expiration date that we have established for the rights offering.

For Non-Rights Subscribers

If you wish to subscribe to purchase shares of our common stock in this offering on a non-rights basis, you must complete the same steps as described above under “Subscription Procedure – For Existing Shareholders” except using the subscription agreement designed for non-rights subscribers rather than a shareholder subscription rights agreement, and you must do so before February 29, 2012 rather than January 20, 2012.

If you have questions as to how to complete the subscription agreement, please contact Trish Bowman, Shareholder Relations, at (909) 204-7300 or trishbowman@chinocommercialbank.com; or Sandra F. Pender, Chief Financial Officer, at (909) 393 8880 or spender@chinocommercialbank.com.

Expiration Dates

The subscription rights granted to shareholders of record as of November 18, 2011 will expire if not validly exercised by 5:00 p.m., Pacific Time, on January 20, 2012, unless extended.

We will accept subscriptions on a non-rights basis until 5:00 p.m., Pacific Time on February 29, 2012, unless extended, or if we decide to close the offering prior to that date, which we may do without further notice to you.  While potential investors may subscribe for shares in the non-rights portion of the offering during the rights offering period, we can only hold, but not accept, subscriptions pending the conclusion of the rights portion of the offering, as we will not know until that time how many shares, if any, will be available in the non-rights portion of the offering.  If you have subscribed on a non-rights basis during the rights period, we will let you know as soon as practicable after the conclusion of the rights offering whether your non-rights subscription has been accepted.  We may also extend either or both expiration dates without notice to subscribers.  Any such extension shall not affect the rights of those who have already subscribed.

Closings and Issuance of Shares

The rights portion of the offering will close on the January 20, 2012 rights expiration date, which date may be extended.  The offering in its entirety will close on the February 29, 2012 offering expiration date, but this date may also be extended.  In addition, we reserve the right to have multiple closings of the either or both portions of the offering should we determine this to be advisable in our sole discretion.  It is currently anticipated that we will have the first partial closing immediately prior to year-end in order that the funds received to that date can be reflected as capital in our audited financial statements for the fiscal year ending December 31, 2011.

If you currently hold your stock in certificate form, our transfer agent will mail you a stock certificate as soon as practicable after the close of the applicable portion of the offering during which you subscribed.  If your shares as of November 18, 2011 were held by a custodian bank, broker, dealer or other nominee, you will not receive stock certificates for your new shares.  Instead, your nominee will be credited with the shares of common stock you purchase, according to the same timeframe as described above with respect to stock certificates.

Determination of the Offering Price

Prior to this offering there has been a very limited trading market in our common stock.  See “MARKET INFORMATION AND DIVIDEND POLICY AND RELATED MATTERS – Trading History.”  We determined the offering price after analyzing and taking into consideration several factors including, but not limited to, our current financial condition, recent trading prices of our common stock, book value per share, management’s analysis of our growth potential, the prices of shares of common stock of similarly situated independent banks, and our market position in the geographical areas in which we operate.  The offering price will not necessarily reflect the market price of our common stock after this offering.

CAPITALIZATION

The following table1 sets forth our capitalization at September 30, 2011, actual and as adjusted to give effect to the sale of all 224,494 shares of common stock offered in this offering, plus related “bonus” shares to be issued pursuant to the exercise of shareholder subscription rights, less estimated expenses, at the offering price of $10.50 per share.  This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2010, as amended, and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2011, as amended, all of which are incorporated by reference.  See “WHERE YOU CAN FIND MORE INFORMATION” above.

	September 30, 2011
	Actual	As Adjusted
	(Dollars in Thousands, except per share data)
Long-term debt:
Trust Preferred Securities	$3,093	$3,093
Stockholders’ equity:
Common stock, no par value; authorized 10,000,000 shares; issued and outstanding 748,314 and 984,032 shares as adjusted	$2,750	$4,992
Retained earnings	4,464	4,464
Accumulated other comprehensive income	84	84
Total stockholders’ equity	$7,298	$9,540
Total liabilities and stockholders’ equity	$106,175	$111,166
Book value per share2	$9.75	$9.69
Capital ratios:3
Tier 1 leverage ratio	9.19%	12.04%
Tier 1 capital to risk-weighted assets	13.89%	18.21%
Total capital to risk-weighted assets	16.15%	19.39%

1 This table assumes that all shares sold will be sold pursuant to the exercise of shareholder subscription rights at $10.50 per share, so that in addition to the 224,494 shares being offered hereby, the Company would issue bonus shares amounting to an additional 5% of the amount of such shares (11,224  additional shares), for a total of 235,718 shares.  If all shares were purchased by non-rights subscribers, the total number of shares would be 224,494.  The total net proceeds would not be affected.  This table also excludes 13,268 shares of common stock issuable upon exercise of outstanding options at an average exercise price of $10.25 per share.

2 Actual book value per share equals total stockholders’ equity of $7,298,096, divided by 748,314 shares issued and outstanding at September 30, 2011.  Book value per share as adjusted equals total stockholders’ equity of $9,539,508 (assuming net proceeds of this offering of $2,241,412), divided by 984,032 shares (assuming issuance and sale of 224,494 shares plus 11,224 bonus shares issued to shareholders exercising subscription rights).

3 For definitions and further information relating to these capital ratios, see “Regulation and Supervision – Capital Adequacy Requirements” in Item 1 of our Form 10-K Annual Report for the year ended December 31, 2010, as amended, which is incorporated herein by reference.

MARKET INFORMATION AND DIVIDEND POLICY AND RELATED MATTERS

Trading History

Our common stock is traded on the OTC Bulletin Board under the symbol “CCBC.”  Our common stock, including the common stock you purchase in this offering, will continue to be quoted on the OTCBB, but will not be listed on any exchange, including NASDAQ, following this offering.

To date, there has been a very limited market for our common stock, and although our stock is not subject to any specific restrictions on transfer, there can be no assurance that a more active trading market will develop in the future, or if developed, that it will be maintained.  Management is aware of the following securities dealers which make a market in our common stock:  Crowell, Weedon & Co., Big Bear Lake, California; and Wedbush Morgan Securities, Portland, Oregon.

The information in the following table indicates the high and low “bid” and “asked” quotations and approximate volume of trading for our common stock for each quarterly period since January 1, 2009, and is based upon information provided by the securities dealers listed above. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and do not reflect the actual transactions and do not include nominal amounts traded directly by shareholders or through dealers other than the securities dealers listed above.

	Trades in Our Common Stock		Approximate
Calendar Quarter Ended	High	Low	Volume

September 30, 2011	11.99	10.00	12,964
June 30, 2011	11.55	8.10	44,450
March 31, 2011	13.25	10.30	16,434
December 31, 2010	14.50	13.00	5,117
September 30, 2010	15.25	13.30	10,407
June 30, 2010	16.00	15.30	7,618
March 31, 2010	17.00	14.50	10,213
December 31, 2009	17.00	13.90	4,452
September 30, 2009	16.40	12.50	4,469
June 30, 2009	15.00	10.05	12,924
March 31, 2009	10.50	8.25	20,849

The “bid” and “asked” quotations on November 17, 2011 were $8.25 and $11.98, respectively.

Holders

As of September 30, 2011 there were approximately 572 shareholders of our common stock, including approximately 386 registered holders, and approximately 186 beneficial owners whose shares were held in street name.

Dividends

As a bank holding company which currently has no significant assets other than its equity interest in the Bank, our ability to pay dividends primarily depends upon the dividends we receive from the Bank.  The Bank’s dividend practice, like our dividend practice, will depend upon its earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Bank’s board of directors at that time.  In addition, the Bank has entered into a Formal Agreement with the OCC, and the Company has entered into an MOU with the FRB, pursuant to which both the Bank and the Company must obtain prior regulatory approval or non-objection to pay dividends.  See “REGULATORY MATTERS” below.  Moreover, during any period in which we have deferred payment of interest otherwise due and payable on our subordinated debt securities, we may not pay any dividends or make any distributions with respect to our capital stock.  See Note 22 to the consolidated financial statements contained in Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as amended, which is incorporated herein by reference.  We have elected to defer payments of interest on our subordinated debt securities pending the conclusion of at least the rights portion of the offering, beginning with the payment which was due on September 15, 2011.

Shareholders are entitled to receive dividends only when and if declared by our Board of Directors. Prior to the holding company reorganization effective July 1, 2006, Chino Commercial Bank had not paid any cash dividends.  We have not paid any cash dividends since July 1, 2006, and we do not intend to pay any cash dividends in the foreseeable future.  In addition, as long as the MOU with the FRB remains in effect, we may not pay dividends to our shareholders, or receive dividends from the Bank, without the prior approval of the FRB.  To the extent that we receive cash dividends from the Bank, we presently use such funds primarily to service the subordinated debt related to our trust preferred securities (see Note 22 to the consolidated financial statements referenced in the preceding paragraph), as well as to pay our operating expenses.  No assurance can be given that our earnings will permit the payment of dividends of any kind in the future.

The Bank’s ability to pay cash dividends to us is also subject to certain legal limitations under federal laws and regulations.  No national bank may, pursuant to 12 U.S.C. Section 56, pay dividends from its capital; all dividends must be paid out of net profits then on hand, after deducting for expenses including losses and bad debts.  The payment of dividends out of net profits of a national bank is further limited by 12 U.S.C. Section 60(a) which prohibits a bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock, or if the surplus fund does not equal the amount of capital stock, until one-tenth of the Bank's net profits of the preceding half-year in the case of quarterly or semiannual dividends, or the preceding two consecutive half-year periods are transferred to the surplus fund before each dividend is declared.

Pursuant to 12 U.S.C. Section 60(b), the approval of the OCC shall be required if the total of all dividends declared by the Bank in any calendar year shall exceed the total of its net profits for that year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock.  The OCC has adopted guidelines, which set forth factors which are to be considered by a national bank in determining the payment of dividends.  A national bank, in assessing the payment of dividends, is to evaluate the bank’s capital position, its maintenance of an adequate allowance for loan losses, and the need to review or develop a comprehensive capital plan, complete with financial projections, budgets and dividend guidelines.  Therefore, the payment of dividends by Chino Commercial Bank is also governed by its ability to maintain minimum required capital levels and an adequate allowance for loan and lease losses.  Additionally, pursuant to 12 U.S.C. Section 1818(b), the OCC may prohibit the payment of any dividend which would constitute an unsafe and unsound banking practice.  The Bank is also subject to higher than normal capital requirements and, under the terms of its Formal Agreement with the OCC, must receive the prior non-objection of the OCC to pay any dividends.

Our ability to pay dividends is also limited by state corporation law.  The California General Corporation Law allows a California corporation to pay dividends if the company’s retained earnings equal at least the amount of the proposed dividend.  If such corporation does not have sufficient retained earnings available for the proposed dividend, it may still pay a dividend to its shareholders if immediately after the dividend the sum of the company’s assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities.  In addition, as noted above, during any period in which we have deferred payment of interest otherwise due and payable on our subordinated debt securities, we may not pay any dividends or make any distributions with respect to our capital stock, and we have elected to defer such payments pending the conclusion of at least the rights portion of the offering, beginning with the payment which was due on September 15, 2011.

Stock Repurchases

In October 2006, the Board of Directors approved a stock repurchase program for a period of up to 12 months pursuant to which the Company could purchase up to $3.0 million in its common stock in open market or privately negotiated transactions.  The Board of Directors subsequently extended the program on multiple occasions.  The Board also authorized an additional $100,000, $200,000, $200,000 and $400,000 for stock repurchases under the plan in October 2007, February 2009, February 2010, and May 2010, respectively.  The repurchase program expired in February 2011, and the Board does not anticipate adopting a new program at this time.  Any new repurchase program would require the prior approval of the FRB pursuant to the Company’s MOU.  See “REGULATORY MATTERS.”  Information concerning stock repurchases in 2010 is contained in our Form 10-K for the fiscal year ended December 31, 2010, as amended, and in quarterly reports on Form 10-Q filed during 2010.

Equity Compensation Plan Information

The following table provides information as of December 31, 2010, with respect to options outstanding and available under our 2000 Stock Option Plan, which is our only equity compensation plan other than an employee benefit plan meeting the qualification requirements of Section 401(a) of the Internal Revenue Code:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance

Equity compensation plans approved by security holders	13,628	$10.41	0

USE OF PROCEEDS

The net proceeds to us from the sale of the common stock offered in the offering will be approximately $2,241,412, net of offering expenses, assuming the sale of all shares offered hereby.  The actual net proceeds to be raised in the offering will depend upon the number of shares sold in the offering and the actual amount of offering expenses incurred, which may differ from the foregoing estimate.

We intend to use the net proceeds from this offering for general and corporate working capital purposes, including enabling our subsidiary, Chino Commercial Bank, N.A., to continue to meet the applicable minimum capital requirements which the Bank has agreed to the OCC establishing, and enabling us to service our debt obligations and pay other operating expenses while certain regulatory agreements are in effect, without receiving dividends from the Bank (see “REGULATORY MATTERS”).  Such purposes may also include funding for loans and to support future growth.  Future growth is expected to occur by establishing new branch offices and increasing loans and deposits at existing branches.  The amount and timing of the use of proceeds from this offering will depend on our capital needs and local loan demand.  No assurance can be given that any new branches will be established in the future or, if established, that the resulting impact on our financial condition will be favorable.

PLAN OF DISTRIBUTION

We are offering these shares on a “best efforts” basis through our directors and officers, who will not be entitled to receive any discounts or commissions for selling any shares, but may be reimbursed for any reasonable out-of-pocket expenses incurred in connection with the offering, if any.  We do not expect, however, that any such expenses will be significant.  The offering is not underwritten and we do not presently intend to engage an underwriter or placement agent in connection with this offering.  However, we may retain the services of a broker or placement agent to assist us on a best efforts basis with the non-rights portion of the offering if circumstances warrant.  If we do so, we do not expect such broker or agent to be obligated to sell or to purchase any of the shares, and we would expect to pay such firm, as compensation for its services on completion of the offering, a placement fee of 5% of the dollar amount of shares purchased by investors introduced by such firm, plus reasonable out-of-pocket expenses.

REGULATORY MATTERS

On April 12, 2011, the Bank entered into a formal written agreement (the “Agreement”) with the OCC, the Bank’s primary regulator.  The Agreement will remain in effect and enforceable until it is modified, waived or terminated in writing by the OCC.  Entry into the Formal Agreement does not change the Bank’s “well-capitalized” status.

The Bank’s Board of Directors (the “Bank Board”) and its management have already taken numerous actions to comply with the Agreement, and will continue to take such further actions as are required to achieve full compliance.  Due to the nature of many provisions in the Agreement and the process involved in implementing corrective actions, particularly with regard to revising policies and procedures and obtaining supervisory non-objection to such revised documents, full compliance has not yet been achieved as many items are still in process.  The Bank Board and management believe that the Bank has taken all actions to date which are required by the Agreement, and they remain committed to working in cooperation with the OCC to achieve full compliance pursuant to the process specified in the Agreement.

The following discussion summarizes each provision of the Formal Agreement and the current status of the Bank’s compliance with respect to each such provision.

The Agreement requires the Bank, by various specified dates, to:

•	establish a Compliance Committee of the Board of Directors to provide oversight of the Bank’s execution of its responsibilities under the Agreement.

•
Status:  The Compliance Committee has been formed, holds regular meetings, records minutes and provides oversight of an organized plan for compliance, but full compliance cannot be technically achieved until the Bank is in full compliance with every element of the entire Agreement.

•	add a new independent director with banking experience, or similar accounting or regulatory experience, to the Bank Board.

•
Status:  The Bank Board formed a Search Committee which has identified an individual with auditing and accounting experience who is willing to serve on the Board of Directors.  Management expects to submit the required documentation to the OCC concerning this individual in the immediate future.  The Bank Board believes that this individual is qualified and expects to receive supervisory non-disapproval, at which point this individual will be appointed as a new director.

•
adopt, implement and adhere to a rolling three year strategic plan and capital program, including objectives, projections and implementation strategies for the Bank’s overall risk profile, earnings performance, and various balance sheet items, as well as intended product line development and market segments.

•
Status:  The Bank timely submitted its Capital and Strategic Plan to the OCC and was advised that certain additional modifications were needed to achieve full compliance.  The plan was revised to include such modifications, was recently resubmitted to the OCC, and is currently under review.

•	only declare dividends when the Bank is in compliance with the capital plan and has received prior supervisory non-objection from the OCC.

•	Status: The Bank has not declared any dividends since the Agreement has been in effect and will not do so without complying with the above requirements.

•	obtain a review of insider lending compliance by an independent outside audit firm acceptable to the OCC.

•
Status:  The Bank has submitted proposals by qualified auditors to the OCC but has not yet received supervisory non-disapproval to enable commencement of the audit due to requested modifications of the proposals by the OCC.  The Bank expects that the most recently submitted proposal should receive supervisory non-disapproval, at which time the audit will commence.

•
revise and adopt and implement a program designed to manage risk in the Bank’s loan portfolio, including implementing a training program for the Bank’s directors and lending staff, improving processes of credit review and documentation, enhancing loan tracking and exception reporting, and enhancing accountability for loan maintenance requirements.

•
Status:  The Bank timely submitted all the training program and revised policies and procedures in response to this provision to the OCC and was advised that certain additional modifications were needed to achieve full compliance.  The training program and revised policies and procedures were revised to include such modifications, were recently resubmitted to the OCC, and are currently under review.

•	establish a written policy regarding the conditions under which the Bank will pay overdrafts of depositing customers.

•
Status: The Bank timely submitted an updated and amended Overdraft Policy to the OCC and was advised that certain additional modifications were needed to achieve full compliance.   The Overdraft Policy was revised to include such modifications and, together with other supporting documentation to demonstrate compliance, was recently resubmitted to the OCC, and is currently under review.

•
protect the Bank’s interest in assets criticized by the OCC, take certain actions to reduce the level of criticized assets, improve reporting of problem loans, and describe a process for impairment analysis.

•
Status:  The Bank timely submitted information to the OCC pursuant to this requirement and was advised that certain additional modifications were needed to achieve full compliance.  The portions of the modifications concerning forecast of estimated reductions of criticized assets and certain details concerning problem loan reports were recently resubmitted to the OCC and are currently under review.  Certain additional modifications to the Bank’s Criticized Asset Plan are to be made and re-submitted for supervisory non-disapproval on or before November 30, 2011.

•	revise, in a manner acceptable to the OCC, the Bank’s policies or programs concerning credit risk ratings and nonaccrual recognition.

•
Status:  The Bank timely submitted a revised policy concerning this provision to the OCC and was advised that certain additional modifications were needed to achieve full compliance.  The Bank has agreed with the OCC that these additional modifications will be adopted and submitted to the OCC on or before November 30, 2011.

•	prepare a written concentration risk program including policies, reporting and analysis of potential concentrations of risk in order to insure adherence to formal safe and sound risk limits.

•
Status: The Bank timely adopted and submitted a written concentration risk program to the OCC and was advised that certain additional modifications were needed to achieve full compliance.  The Bank has agreed with the OCC that these additional modifications will be adopted and submitted to the OCC on or before December 31, 2011.

•
improve the Bank’s procedures for analyzing its provision to the allowance for loan losses (“ALLL”), including obtaining an independent review of the methodology of the ALLL analysis in addition to validating the analysis conclusions.

•
Status:  The Bank timely adopted and submitted the revised plan concerning the ALLL to the OCC and was advised that certain additional modifications were needed to achieve full compliance.  The Bank has agreed with the OCC that these additional modifications will be adopted and submitted to the OCC on or before December 31, 2011.

•	correct each violation of law, rule or regulation cited in the most recent regulatory examination report and implement procedures to avoid future violations.

•
Status:  All violations have been cleared with the exception of those involving overdrafts and insider loans, which are pending the completion of the third party audit of insider lending compliance discussed above.

•	submit quarterly progress reports to the OCC regarding various aspects of the foregoing actions.

•	Status: Quarterly reports have been submitted as required by the Agreement.

The Bank has also agreed to the OCC establishing higher minimum capital ratios for the Bank, specifically that the Bank would achieve by May 31, 2011, and thereafter maintain, a Leverage Capital Ratio of not less than 9.0% and a Total Risk-Based Capital Ratio of not less than 12.0%.  The Bank met the required ratios as of May 31, 2011 and as of September 30, 2011 the Bank’s Leverage Capital Ratio was 9.83% and its Total Risk-Based Capital Ratio was 16.16%, both in excess of the higher minimum capital ratios applicable to the Bank referenced above.

On July 21, 2011, the Company entered into a memorandum of understanding (“MOU”) with the Federal Reserve Bank of San Francisco (the “FRB”).  The MOU is an informal administrative agreement pursuant to which the Company has agreed, among other things, to (i) take steps to ensure that the Bank complies with the Bank’s Agreement; (ii) refrain from paying cash dividends, receiving cash dividends from the Bank, increasing or guaranteeing debt, making any capital distributions, redeeming or repurchasing its stock, or issuing any additional trust preferred securities, without prior FRB approval; (iii) obtain non-objection from the FRB before adding any individual to the Board or employing any senior executive officer and (iv) submit written quarterly progress reports to the FRB detailing compliance with the MOU.

The Company’s Board of Directors (the “Company Board”) and management have taken various actions to ensure compliance with the MOU.  Specifically, (i) the Company Board is monitoring oversight of the Bank’s compliance with the Formal Agreement; (ii) the Company obtained approval from the FRB prior to issuing convertible notes to its directors to meet its cash flow needs for operating expenses pending the conclusion of the rights portion of the offering (see “SUMMARY - Recent Developments - Mandatorily Convertible Notes to Directors”), and has not paid or received any cash dividends, increased or guaranteed any other debt, made any capital distributions, redeemed or repurchased its stock, or issued any additional trust preferred securities since the MOU has been in effect; (iii) will obtain non-objection from the FRB before adding any individual to the Board or employing any senior executive officer; and (iv) has submitted quarterly progress reports to the FRB as required  by the MOU.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 10,000,000 shares of common stock, no par value.  No shares of preferred stock are authorized.  As of September 30, 2011, we had 748,314 shares of our common stock issued and outstanding.  If the offering is fully subscribed, we will issue an additional 224,494 to 235,718 shares of our common stock, depending upon the number of shares purchased pursuant to subscription rights versus on a non-rights basis.  Shareholders purchasing shares on a rights basis will receive additional bonus shares equal to 5% of the number of shares purchased, at no additional consideration.  Both the rights and the bonus share amounts are approximate due to rounding factors.

Common Stock

Voting Rights.  The holders of our common stock are entitled to one vote, in person or by proxy, per share, on any matter requiring shareholder action, except that in connection with the election of directors, shares are entitled to be voted cumulatively if a candidate’s name has been placed properly in nomination prior to the voting and a shareholder present at the meeting gives notice of his or her intention to vote cumulatively.  Cumulative voting entitles a shareholder to give one nominee as many votes as is equal to the number of directors to be elected multiplied by the number of shares owned by such shareholder, or to distribute his or her votes on the same principle between or among two or more nominees as he or she deems appropriate.  The candidates receiving the highest number of votes, up to the number of directors to be elected, will be elected under cumulative voting.  All of our directors are elected annually.

Dividends.  Shareholders are entitled to receive dividends only when and if declared by our Board of Directors. Prior to the holding company reorganization effective July 1, 2006, Chino Commercial Bank had not paid any cash dividends.  We have not paid any cash dividends since July 1, 2006, and we do not intend to pay any cash dividends in the foreseeable future.  In addition, as long as the MOU with the FRB remains in effect, we may not pay dividends to our shareholders, or receive dividends from the Bank, without the prior approval of the FRB, and we are currently precluded from paying dividends for as long as we continue to elect to defer the payment of interest on the subordinated debt related to our trust preferred securities.  To the extent that we receive cash dividends from the Bank, we presently use such funds primarily to service subordinated debt related to our trust preferred securities, as well as to pay our operating expenses.  No assurance can be given that our earnings will permit the payment of dividends of any kind in the future.  For additional information concerning the Company's and the Bank's dividend practices and related requirements and restrictions, see “MARKET INFORMATION AND DIVIDEND POLICY AND RELATED MATTERS – Dividends” and “REGULATORY MATTERS.”

Miscellaneous.  The holders of common stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable to our common stock.  Upon our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Investor Services, Canton, Massachusetts.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by King, Holmes, Paterno & Berliner, LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Chino Commercial Bancorp appearing in our Annual Report on Form 10-K for the year ended December 31, 2010, as amended, which is incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Hutchinson and Bloodgood LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

SEC Registration Fee	$275
Accounting Fees and Expenses	5,500	*
Printing Fees and Expenses	5,000	*
Legal Fees and Expenses	95,000	*
Miscellaneous Expenses	10,000	*

Total	$115,775	*

* Estimates

Item 14.  Indemnification of Directors and Officers

Our Articles of Incorporation and Bylaws provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnification agreement.  Our Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law.  The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful.  California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

Our Bylaws provide that we shall, to the maximum extent permitted by law, have the power to indemnify our directors, officers and employees.  Our Bylaws also provide that we shall have the power to purchase and maintain insurance covering our directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not we would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of our Bylaws.

Item 15.  Recent Sales of Unregistered Securities.

During the past three years, we have not sold any shares of our common stock without registration under the Securities Act.

Item 16.  Exhibits.

Exhibit Number	Description

3.1	Articles of Incorporation of Chino Commercial Bancorp1
3.2	Bylaws of Chino Commercial Bancorp1
4.1*	Form of Shareholder Subscription Rights Agreement
4.2*	Form of Subscription Agreement for Non-Rights Subscribers
5.1*	Opinion of King, Holmes, Paterno & Berliner, LLP
10.1	2000 Stock Option Plan1
10.2	Chino Commercial Bank, N.A. Salary Continuation Plan1
10.3	Salary Continuation and Split Dollar Agreements for Dann H. Bowman1
10.4	Employment Agreement for Dann H. Bowman2
10.5	Salary Continuation and Split Dollar Agreements for Roger Caberto1
10.6	Item Processing Agreement between the Bank and InterCept Group1
10.7	Data Processing Agreement between the Bank and InterCept Group1
10.8	Lease between Chino Commercial Bank, N.A. and Majestic Realty Co., as amended3
10.9	Indenture, dated as of October 27, 2006, between U.S. Bank National Association, as Trustee and Chino Commercial Bancorp, as Issuer3
10.10	Amended and Restated Declaration of Trust of Chino Statutory Trust I, dated as of October 27, 20063
10.11	Guarantee Agreement between Chino Commercial Bancorp and U.S. Bank National Association, dated as of October 27, 20063
10.12	Amendment to Salary Continuation Agreement for Dann H. Bowman4
10.13	Amendment to Salary Continuation Agreement for Roger Caberto4
10.14	Formal Written Agreement between the Comptroller of the Currency and Chino Commercial Bank, N.A. dated April 12, 20115
11	Statement Regarding Computation of Net Income Per Share6
21	Subsidiaries of Registrant7
23.1**	Consent of Hutchinson and Bloodgood LLP
23.2*	Consent of King, Holmes, Paterno & Berliner, LLP
24.1*	Power of Attorney

* Previously filed.
** Filed herewith.
1 Incorporated by reference to the exhibit of the same number to the Company’s Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on July 5, 2006.

2 Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2009.

3 Incorporated by reference to the exhibit of the same number to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006.

4 Incorporated by reference to the exhibit of the same number to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

5 Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 15, 2011.

6 Incorporated by reference to the exhibit of the same number to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

7 Incorporated by reference to the exhibit of the same number in to the Company’s Annual Report on Form 10-KSB/A for the year ended December 31, 2007 filed on April 3, 2008.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
include any additional material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(a)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of  sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
To supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the amount of unsubscribed securities available to be purchased, and the terms of any subsequent reoffering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in “Item 14.  Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. in the event that a claim or indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chino, State of California on November 18, 2011.

CHINO COMMERCIAL BANCORP

By:	/s/Dann H. Bowman
Dann H. Bowman
President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Dann H. Bowman	President, Chief Executive Officer	November 18, 2011
Dann H. Bowman	and Director
(principal executive officer)

/s/ Sandra F. Pender	Senior Vice President	November 18, 2011
Sandra F. Pender	and Chief Financial Officer
(principal financial and accounting officer)

*	Chairman of the Board	November 18, 2011
Bernard J. Wolfswinkel

*	Vice Chairman of the Board	November 18, 2011
H. H. Kindsvater

*	Director	November 18, 2011
Linda M. Cooper

*	Director	November 18, 2011
Richard G. Malooly

*	Director	November 18, 2011
Thomas A. Woodbury

*	Director	November 18, 2011
Jeanette L. Young

*Pursuant to the Power of Attorney filed as Exhibit 24.1 to the Registrant’s Registration Statement on Form S-1, initially filed on September 16, 2011.

/s/ Dann H. Bowman
Dann H. Bowman
Attorney-in-Fact